Subject: Investor Update: 7 Generation Games Community Round Launch/Please Join
From: Maria Burns Ortiz <maria@7generationgames.com>
To: undisclosed-recipients:;
Bcc: diana@7generationgames.com
Date Sent: Wednesday, May 25, 2022 7:36:20 AM GMT-07:00
Date Received: Wednesday, May 25, 2022 7:36:32 AM GMT-07:00

Hi all,

Our community round has officially launched: https://wefunder.com/7generationgames

As I mentioned in my last investor report, we are doing a community round with Wharton Impact Venture Associates as part of our latest fundraising. With a community round, anyone can invest in 7 Generation Games for as little as $100. As a previous investor, we are eternally grateful for your support. That said, as a previous investor, I also wanted to ask you to part of our community round. (I'm really proud of our page as an encapsulation of where we are and what we do.)

We'd be very appreciative of your support - especially as we are still in the early bird terms stage of the campaign. There is also an opportunity to leave a comment as to why you believe in us as an investor - which WeFunder has told us is valuable tool for campaigns.

While we are working toward total funding as the metric of our community round success, it's also about growing and building our community. WeFunder features campaigns higher based on number of investors, so all investments at any amount will help.

And/or if you would be willing to share with anyone else who you think would be interested, we would be super grateful.

Thank you so much!

Maria

Required legal disclosure we need to share re: WeFunder/community round:
Testing the waters legal disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Maria Burns Ortiz
Chief Executive Officer and Creative Director
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

Subject: Wefunder communications
From: Maria Burns Ortiz <maria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>
Date Sent: Thursday, June 2, 2022 8:47:56 PM GMT-07:00
Date Received: Thursday, June 2, 2022 8:48:08 PM GMT-07:00

Text I sent to friends:

So we are raising part of our most recent investment round as a community round where anyone can invest for as little as $100. The short version of the long story is a group out of Wharton at UPenn approached us about it and is working with us, but of course, now that we've launched it, the reality of "what did we sign on for?!" is setting in. And it’s an investment where if we do well, then people make money. I’m hoping you might be up to invest and/or share within your network. The platform we’re using has one of those algorithms where the more early investors you have the higher you rank, so any investment helps. Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I’m supposed to include with every communication to not run afoul do the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Maria Burns Ortiz
Chief Executive Officer and Co-Founder
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

Subject: Fwd: 7 Generation Games Community round
From: Maria Burns Ortiz <maria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>
Date Sent: Thursday, June 2, 2022 8:48:36 PM GMT-07:00
Date Received: Thursday, June 2, 2022 8:48:48 PM GMT-07:00

Another for WeFunder communcations

---------- Forwarded message ---------
From: **Maria Burns Ortiz** <maria@7generationgames.com>
Date: Mon, May 30, 2022 at 12:56 PM
Subject: 7 Generation Games Community round
To: Liliana Monge <liliana@sabio.la>

Hi Liliana,

Eric beat me to the punch in reaching out to you! (Which I am appreciative to have such a proactive husband on my behalf, but had also wanted to reach out to you personally as we've launched our WeFunder campaign!)

You are honestly the type of person who embodies what they say about aligning yourselves with people who will recommend you in a room when you're not there, and I have always felt incredibly appreciative of the fact that we crossed paths.

I know we had talked about the misery and frustration in investor funding as the bar continues to move no matter how much the metrics improve. I had actually looked into an SBA loan after you and I last connected, but it wasn't a fit for us in terms of collateral. But a few months ago, Wharton Impact Ventures Associates - a student impact investment focused group - asked if we'd ever consider doing a community crowd (i.e. crowd equity). I hadn't, but after conversations with Wharton and WeFunder, it made sense for us.

While it would be easy to say that we were attracted to this approach out of frustration for traditional fundraising, the truth is, I don't think this route will be any easier, but I also think for us, the ability to raise capital in a way that can democratize or lower barriers to access when it comes to investing aligns with our mission and goals.

As such, I wanted to see if you might be willing to invest in our WeFunder campaign for 7 Generation Games (anyone can invest for as little as $100) and/or help us out by sharing in your network. As part of the WeFunder algorithm, the more investors you have pre-public launch the higher it will rank you, so any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

If you have any thoughts on how we might be able to best amplify our campaign or reach additional audiences, I would certainly welcome any insights or thoughts on that as well.

¡Mil gracias!
Maria

Maria Burns Ortiz
Chief Executive Officer and Creative Director

7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

Subject: Fwd: 7 Generation Games Community round
From: Maria Burns Ortiz <maria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>
Date Sent: Thursday, June 2, 2022 8:49:00 PM GMT-07:00
Date Received: Thursday, June 2, 2022 8:49:11 PM GMT-07:00

Wefunder communication
---------- Forwarded message ---------
From: **Maria Burns Ortiz** <maria@7generationgames.com>
Date: Mon, May 30, 2022 at 12:57 PM
Subject: 7 Generation Games Community round
To: Qiana Patterson <qpatt1@gmail.com>

Hi Qiana,

I wanted to reach out to you as we launch our WeFunder campaign. You are honestly the type of person who embodies what they say about aligning yourselves with people who will recommend you in a room when you're not there, and I have always felt incredibly appreciative of the fact that we crossed paths.

I know I had reached out to you about the seed round we are raising, a few months back. As we were lining that up, I was contacted by Wharton Impact Venture Associates out of UPenn and they asked if we would ever consider doing a community round (or crowd equity). I honestly hadn't, but after conversations with Wharton and WeFunder, it made sense for us.

While it would be easy to say that we were attracted to this approach out of frustration for traditional fundraising, where despite having strong revenues, growth, etc. it's been an ever-moving bar - the truth is, I don't think this route will be any easier, but I also think for us, the ability to raise capital in a way that can democratize or lower barriers to access when it comes to investing aligns with our mission and goals.

As such, I wanted to see if you might be willing to invest in our WeFunder campaign for 7 Generation Games (anyone can invest for as little as $100) and/or help us out by sharing in your network. As part of the WeFunder algorithm, the more investors you have pre-public launch the higher it will rank you, so any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

If you have any thoughts on how we might be able to best amplify our campaign or reach additional audiences, I would certainly welcome any insights or thoughts on that as well.

Thank you so much!
Maria

Required WeFunder disclosure for all emails
Testing the waters legal disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Maria Burns Ortiz
Chief Executive Officer and Creative Director
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

Subject: Fwd: 7 Generation Games Community Round
From: Maria Burns Ortiz <maria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>
Date Sent: Thursday, June 2, 2022 8:50:20 PM GMT-07:00
Date Received: Thursday, June 2, 2022 8:50:32 PM GMT-07:00

This is another WeFunder email, but I sent it to multiple people (so it was this wording as a template).

---------- Forwarded message ---------
From: **Maria Burns Ortiz** <maria@7generationgames.com>
Date: Wed, Jun 1, 2022 at 11:28 AM
Subject: 7 Generation Games Community Round
To: Jasminka Criley, MD <jasminka@indl.com>

Hi Jasminka,

Hope all is well. And I really mean it, not just in the generic email opening line sense!

I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

A couple months back as we were working on our traditional investor raise, I was contacted by Wharton Impact Venture Associates out of UPenn and asked if we would ever consider doing a community round (or crowd equity). I honestly hadn't, but after conversations with Wharton and WeFunder, it made sense for us. Of course, now that we've launched it, the reality of "what did we sign on for?!" is setting in.

As part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

That said, I know everyone is also trying to run and fund their own company, so even if you just have thoughts on how we might be able to best amplify our campaign or reach additional audiences, I would certainly welcome any insights or suggestions on that as well.

All the best,
Maria

Maria Burns Ortiz
Chief Executive Officer and Co-Founder
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

Subject: Fwd: Update from 7 Generation Games/Community Round
From: Maria Burns Ortiz <maria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>
Date Sent: Thursday, June 2, 2022 8:51:30 PM GMT-07:00
Date Received: Thursday, June 2, 2022 8:51:42 PM GMT-07:00

Send several versions of this as a template basically.
---------- Forwarded message ---------
From: **Maria Burns Ortiz** <maria@7generationgames.com>
Date: Thu, Jun 2, 2022 at 2:16 PM
Subject: Update from 7 Generation Games/Community Round
To: Gillian Muessig <gillian@outlinesventure.com>

Hi Gillian,

It's been a few months, but I wanted to follow up with an update on what we've been up to at 7 Generation Games. I know I had last reached out to you about the seed round we are raising. While we were working on that, I was contacted by Wharton Impact Venture Associates out of UPenn and asked if we would ever consider doing a community round (for crowd equity). I hadn't, but after conversations with Wharton and WeFunder, it seemed at fit for us - both in terms of being able to leverage their support as well as having a wider pool of potential investors, not just as a crowdfinding approach, but smaller angels as well. We went through due diligence with Wharton as part of working with WIVA for the campaign.

I wanted to both share as an update, but also see if you would be interested in investing in our community round for 7 Generation Games and/or see if there's anyone in your network who you think might be interested.

7 Generation Games WeFunder (contains our deck, pitch video, etc.)
: https://wefunder.com/7generationgames

7 Generation Games latest deck: https://tinyurl.com/5c944xdz

7 Generation Games "Why" Video: https://youtu.be/oDaU9AAp3_A

Either way, I'd certainly love a chance to connect on where we are and how we've progressed since we last spoke.

Look forward to hearing from you!

All the best,
Maria

Maria Burns Ortiz
Chief Executive Officer and Co-Founder
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

Subject: Fwd: Latina women-led company to spotlight/investment opportunity
From: Maria Burns Ortiz <maria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>
Date Sent: Monday, June 6, 2022 4:17:07 AM GMT-07:00
Date Received: Monday, June 6, 2022 4:17:19 AM GMT-07:00

Template

Maria Burns Ortiz
Chief Executive Officer and Co-Founder
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

---------- Forwarded message ---------
From: **Maria Burns Ortiz** <maria@7generationgames.com>
Date: Mon, Jun 6, 2022 at 1:16 PM
Subject: Re: Latina women-led company to spotlight/investment opportunity
To: Eric Ortiz <erictortiz@gmail.com>
Cc: Frank Carbajal <frankandmolly@yahoo.com>, Ann Maria DeMars <Annmaria@7generationgames.com>

Thanks, Eric!

Frank, I know we're connected on LinkedIn, but wonderful to connect here as well.

As Eric mentioned, we are doing a community round for 7 Generation Games. We actually launched the campaign after Wharton Impact Venture Associates out of UPenn reached out to us about facilitating an impact investing deal for 7 Generation Games through a community round.

7 Generation Games WeFunder: https://wefunder.com/7generationgames/

Our "Why":
https://www.7generationgames.com/why-we-do-what-we-do-why-wed-love-to-have-you-join-us/

We would certainly love to have you as an investor, and also if there's anyone you think we should try to connect with directly, whether it's angels or other smaller investors, we'd love any intros. We've taken less than $400K in investment to date and are bringing in over $50K a month as we build out our platform that is about empowering our communities through improving education and by providing ways to control their own narratives. And we really mean *our* communities: In addition to having two Latina founders, more than 1/2 of our team is Latino (and over 90% of our overall team is Latino, Indigenous or Black.)

WeFunder told us the most effective campaigns are able to show some early traction coming out of the "friends invest first" phase, so we would greatly appreciate any help/support in promoting and sharing the campaign. If you just have thoughts on how we might be able to best amplify our campaign or reach additional audiences, I would certainly welcome any insights or suggestions on that as well.

I look forward to hearing from you!

All the best,
Maria

Maria Burns Ortiz

Chief Executive Officer and Co-Founder
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

On Sun, May 29, 2022 at 2:27 AM Eric Ortiz <erictortiz@gmail.com> wrote:

Hi Frank,

Hope you are doing well. Wanted to share some news with you and see if you could share with your network.

A few years ago, my wife, Maria Burns Ortiz, co-founded an educational video game company with her mom, AnnMaria De Mars, called 7 Generation Games. At 7 Generation Games, they make educational video games and the tools to develop them. Their mission is to close the equity gap in education and make a difference for teachers, students, parents, curriculum developers and game developers. Their goal has always been to remove barriers to access. Barriers to access to educational technology. Barriers to access to culturally reflective curriculum. Barriers to access to careers in the tech industry. And now, 7 Generation Games is able to remove some of the barriers to access to investing in an early-stage tech company.

They are doing a community round to engage with their customers and community and let them invest in the company. Anyone can invest in their company for as little as $100. https://wefunder.com/7generationgames/

Here's more information about 7 Generation Games, what they do, and why.
https://www.7generationgames.com/why-we-do-what-we-do-why-wed-love-to-have-you-join-us/

With all the challenges in our world these days it's inspiring and uplifting to see two strong, amazing Latina women doing great work and giving children more opportunities for a better future.

Would you be interested in investing in the 7 Generation Games community round and/or spreading the word to other potential investors in your network? Let me know what you think.

All the best. Thanks.

Eric

Eric Ortiz
Director of Media, Granite Media
Author, children's book "How the Zookalex Saved the Village"

Subject: Fwd: Community round - hope this is the correct email
From: AnnMaria De Mars <annmaria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>,Christy Hanson <christy@7generationgames.com>
Date Sent: Thursday, June 9, 2022 12:41:58 PM GMT-07:00
Date Received: Thursday, June 9, 2022 12:42:10 PM GMT-07:00

ANNMARIA DE MARS, PH.D., President
2020 & 2021 IGDA Foundation NextGen Leader
2020 National Science Foundation Innovation Corps
2019 AARP Purpose Prize Fellow
2018 Start-up Chile Seed Fund

USA
7 Generation Games
2751 Hennepin Ave S. #34
Minneapolis, MN 55408
www.7generationgames.com
(310) 717-9089

We make games that make you smarter

CHILE
Strong Mind Studio
Monjitas 565, Piso 5
Santiago Centro, Santiago, Chile
www.strongmindstudios.com
(56) 990006117

Tus niños, más inteligentes

---------- Forwarded message ---------
From: **AnnMaria De Mars** <annmaria@7generationgames.com>
Date: Tue, Jun 7, 2022 at 4:11 AM
Subject: Community round - hope this is the correct email
To: Casey Fox <caseylfox1970@yahoo.com>

Hello, Casey -
It's been a while so I hope this is the correct email.

I'm just going to assume that (shockingly) you havenot been reading our company newsletter, listening to my Instagram live or reading our Founders Corner blog so that you don't know that last week, my company, 7 Generation Games, opened a Community Round.

If you didn't know, now you know - a community round, also called crowd equity, allows 'average people' to invest in a startup. Usually, investors need to be accredited - that is, make over $200,000 a year - and the minimum investment is high. In our previous seed round, the minimum was $10,000. In a community round, anyone with $100 to put in can invest.

You can click the link here to invest: https://wefunder.com/7generationgames and get LOTS of information.

As an added bonus, early investors get more favorable, early terms.

Even if you are an accredited investor because of all that grass dance prize money you and Z have been raking in, I'd still ask you to invest in our community round, for four reasons:

1. You have the potential to make a return on investment.

2. 7 Generation Games makes educational games and the tools to make them. Not only do you get to join our community of investors, but you'll also be helping develop products to help people learn, and because we can make games faster and cheaper than the competition, we can target specific communities like the Lakota or Appalachia or even a specific sports community like judo or BJJ. Lots of people have stories to tell and games help them tell those stories.

3. I'd be very appreciative of your support - so much so that we are doing an early round giving friends and family a better deal. This is legal so long as we allow anyone who comes in early to get the same terms (believe me, I checked. I didn't want to end up Martha Stewart's roommate in white collar prison).

4. Analyses have shown that crowd equity rounds that bring in significant funds in the early weeks are more likely to be successful as people want to jump on the bandwagon.

If you have any questions, I would be more than happy to talk to you, probably at greater length than you want, about what we are doing.

I'd also ask you to pass this on to others you know who might invest. I was very pleasantly surprised to find that some of our first investments came from people who said things like, "I don't have any money to invest but I sent this to my aunt/ sister/ friend" who does - and they invested.

I know you have a wide network of people who have a high opinion of you so if you could share it with them, I'd appreciate it.

Thanks in advance,

AnnMaria

Legal thing that anyone raising via crowd equity needs to include:

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

ANNMARIA DE MARS, PH.D., President
2020 & 2021 IGDA Foundation NextGen Leader
2020 National Science Foundation Innovation Corps
2019 AARP Purpose Prize Fellow
2018 Start-up Chile Seed Fund

USA
7 Generation Games
2751 Hennepin Ave S. #34
Minneapolis, MN 55408
www.7generationgames.com
(310) 717-9089

CHILE
Strong Mind Studio
Monjitas 565, Piso 5
Santiago Centro, Santiago, Chile
www.strongmindstudios.com
(56) 990006117

We make games that make you smarter

Tus niños, más inteligentes

Subject: What I'm DM'ing on Instagram
From: AnnMaria De Mars <annmaria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>
Date Sent: Friday, June 10, 2022 11:22:49 AM GMT-07:00
Date Received: Friday, June 10, 2022 11:23:01 AM GMT-07:00

Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in @7GenGames Community Round for as little as $100 (vs. our last investor round had $20K min): https://wefunder.com/7generationgames/



neration
Games

Invest in 7 Generation Games: Making it possible for any organization to make its own educational video games.
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.

ANNMARIA DE MARS, PH.D., President
2020 & 2021 IGDA Foundation NextGen Leader
2020 National Science Foundation Innovation Corps
2019 AARP Purpose Prize Fellow
2018 Start-up Chile Seed Fund

USA
7 Generation Games
2751 Hennepin Ave S. #34
Minneapolis, MN 55408
www.7generationgames.com
(310) 717-9089

We make games that make you smarter

CHILE
Strong Mind Studio
Monjitas 565, Piso 5
Santiago Centro, Santiago, Chile
www.strongmindstudios.com
(56) 990006117

Tus niños, más inteligentes

Subject: Re: 7 Generation Games Community Round
From: Diana Sanchez <diana@7generationgames.com>
To: Maria Burns Ortiz <maria@7generationgames.com>
Date Sent: Friday, June 10, 2022 12:29:05 PM GMT-07:00
Date Received: Friday, June 10, 2022 12:29:05 PM GMT-07:00

Okay, will do. I previously had an investor type of email text from one of your emails on this document - https://docs.google.com/document/d/1tyJCt2VP6EZstlbljPEaHrVVXi1mnDLe1llF_vJS-0A/edit?usp=sharing
But I deleted it since I shared it with Christy and Daniel so that they have an example of what you sent out to friends/professionals and I didn't want to confuse them with investor type emails.

Everything else you've been sending, I've been pulling together in this folder - https://drive.google.com/drive/folders/1UVmwiQhPDVwO7r4Q6a4BG0S3L0e8wE47?usp=sharing

Thanks!
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

On Fri, Jun 10, 2022 at 12:15 PM Maria Burns Ortiz <maria@7generationgames.com> wrote:

> Using this as a template for our existing investors - note it in the WeFunder things we have to share, but don't put it with the examples for other folks, since they won't be reaching out to our existing investors.
>
> Maria Burns Ortiz
> Chief Executive Officer and Co-Founder
> 7 Generation Games
> www.7generationgames.com
> office: (612) 470-8458
> mobile: (260) 402-1172
>
> ---------- Forwarded message ---------
> From: **Maria Burns Ortiz** <maria@7generationgames.com>
> Date: Fri, Jun 10, 2022 at 8:51 PM
> Subject: Re: 7 Generation Games Community Round
> To: Mari LEE <marihootenlee@gmail.com>
>
> Hi Mari,
>
> Greetings from Madrid! I've been here presenting at the South Summit conference, and specifically working on generating interest on the 7 Gen Blocks platform that I've been talking so much about in our investor reports lately. It really feels like we are approaching a tipping point as far as the platform and the business model shift, which is exciting.
>
> As the subject line suggests, I am reaching out about the 7 Generation Games community round we are doing with the support of Wharton Impact Venture Associates out of UPenn that I had mentioned in my last investor report and the more recent investor update.

We are contacting all of our existing investors now that we've launched our WeFunder community round. First, we wanted to see if you'd be interested in investing in this round, the minimum for a community round investment is $100.

We are also asking those in our investor network to see if you know of anyone else who might be interested in investing that we should try to connect with directly, whether it's angels, other smaller investors, friends with money who might want to be/say they're tech investors but don't want to really put a ton of money into investing (we've got a pretty broad potential investor profile for this community round!). We'd love any intros or if you could share with them (even better if you tell folks why you think we're worthy of investment).

7 Generation Games WeFunder: **https://wefunder.com/7generationgames/**

Our "Why":
https://www.7generationgames.com/why-we-do-what-we-do-why-wed-love-to-have-you-join-us/

As part of the WeFunder algorithm, the more community round investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying so we're trying to get as much momentum as we can before we have our public launch and any bit helps.

All the best,
Maria

Maria Burns Ortiz
Chief Executive Officer and Co-Founder
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

Subject: Fwd: 7 Generation Games Community Round
From: Maria Burns Ortiz <maria@7generationgames.com>
To: Diana Sanchez <diana@7generationgames.com>
Date Sent: Friday, June 10, 2022 12:15:43 PM GMT-07:00
Date Received: Friday, June 10, 2022 12:15:54 PM GMT-07:00

Using this as a template for our existing investors - note it in the WeFunder things we have to share, but don't put it with the examples for other folks, since they won't be reaching out to our existing investors.

Maria Burns Ortiz
Chief Executive Officer and Co-Founder
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

---------- Forwarded message ---------
From: **Maria Burns Ortiz** <maria@7generationgames.com>
Date: Fri, Jun 10, 2022 at 8:51 PM
Subject: Re: 7 Generation Games Community Round
To: Mari LEE <marihootenlee@gmail.com>

Hi Mari,

Greetings from Madrid! I've been here presenting at the South Summit conference, and specifically working on generating interest on the 7 Gen Blocks platform that I've been talking so much about in our investor reports lately. It really feels like we are approaching a tipping point as far as the platform and the business model shift, which is exciting.

As the subject line suggests, I am reaching out about the 7 Generation Games community round we are doing with the support of Wharton Impact Venture Associates out of UPenn that I had mentioned in my last investor report and the more recent investor update.

We are contacting all of our existing investors now that we've launched our WeFunder community round. First, we wanted to see if you'd be interested in investing in this round, the minimum for a community round investment is $100.

We are also asking those in our investor network to see if you know of anyone else who might be interested in investing that we should try to connect with directly, whether it's angels, other smaller investors, friends with money who might want to be/say they're tech investors but don't want to really put a ton of money into investing (we've got a pretty broad potential investor profile for this community round!). We'd love any intros or if you could share with them (even better if you tell folks why you think we're worthy of investment).

7 Generation Games WeFunder: https://wefunder.com/7generationgames/

Our "Why":
https://www.7generationgames.com/why-we-do-what-we-do-why-wed-love-to-have-you-join-us/

As part of the WeFunder algorithm, the more community round investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying so we're trying to get as much momentum as we can before we have our public launch and any bit helps.

All the best,

Maria

Maria Burns Ortiz
Chief Executive Officer and Co-Founder
7 Generation Games
www.7generationgames.com
office: (612) 470-8458
mobile: (260) 402-1172

Subject: Join our 7 Generation Games WeFunder
From: Christy Hanson <christy@7generationgames.com>
To: Tim Hunts-in-Winter <timhiw@gmail.com>
Bcc: diana@7generationgames.com
Date Sent: Friday, June 10, 2022 12:53:55 PM GMT-07:00
Date Received: Friday, June 10, 2022 12:54:32 PM GMT-07:00

Hello Tim,

I hope all is well. And I really mean it, not just in the generic email opening line sense.

I'm reaching out to you today for our WeFunder campaign. 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched it, the reality of "what did we sign on for?!" is setting in.

As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We're trying to hit 100 investors before we launch. Any bit helps. We also would appreciate it if you share our WeFunder with your network.

Let me know if you have any questions, Tim.

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Gmail **Diana Sanchez <diana@7generationgames.com>**

Join the 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Mon, Jun 13, 2022 at 6:37 PM
To: clari.zorrilla@gmail.com

Hi Claribel,

I hope my email finds you well! I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

We want to continue the work we're doing at 7 Generation Games, a Women-Owned Small Business, which is why I'm reaching out to you to see if you'd be willing to invest and help spread the word.

And so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

All the best,
Diana

--

Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

Be Part of the 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Mon, Jun 13, 2022 at 5:10 PM
To: Tatiane Leite <tatiane.leite@gmail.com>

Hi Tati,

I hope my email finds you well! I know the last time we spoke you were working on movies and doing great things in Brazil which is amazing. I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

I know you believed in the work we're doing at 7 Generation Games which is why I'm reaching out to you to see if you'd be willing to invest and help spread the word.

And so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

All the best,
Diana

--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Subject: 7 Generation Games WeFunder: Would you be willing to help?
From: Christy Hanson <christy@7generationgames.com>
To: clee@fms.k12.nm.us
Bcc: diana@7generationgames.com
Date Sent: Monday, June 13, 2022 12:13:23 PM GMT-07:00
Date Received: Monday, June 13, 2022 12:14:00 PM GMT-07:00

Hi Dr. Lee,

I hope all is well. And I really mean it, not just in the generic email opening line sense.

I'm reaching out to you today for our WeFunder campaign. 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched it, the reality of "what did we sign on for?!" is setting in.

As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We also would appreciate it if you share our WeFunder with your network so we can potentially connect with our first 100 investors.

Let me know if you have any questions, Tim.

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Subject: Our 7 Generation Games WeFunder Campaign is live!
From: Christy Hanson <christy@7generationgames.com>
To: NADINE GROENIG <Nadine@sunclanconsulting.com>
Bcc: diana@7generationgames.com
Date Sent: Monday, June 13, 2022 3:33:08 PM GMT-07:00
Date Received: Monday, June 13, 2022 3:33:44 PM GMT-07:00

Hello Nadine,

I hope all is well. And I really mean it, not just in the generic email opening line sense.

I'm reaching out to tell you about our WeFunder campaign. Right now, 7 Generation Games is raising half of our current investment round as a community round through WeFunder, and I wanted to see if you are interested in joining our campaign--anyone can invest in 7 Generation Games for as little as $100--and helping us out by sharing our WeFunder campaign with your network.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched our WeFunder, the reality of "what did we sign on for?!" is setting in. As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We're trying to hit 100 investors before we launch. Again, we would appreciate it if you share our WeFunder with everyone you know.

Let me know if you have any questions, Nadine.

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Subject: Our WeFunder Campaign here at 7 Generation Games
From: Christy Hanson <christy@7generationgames.com>
To: Jordan Etcitty <jordan.e@dbosba.org>
Bcc: diana@7generationgames.com
Date Sent: Monday, June 13, 2022 4:09:51 PM GMT-07:00
Date Received: Monday, June 13, 2022 4:10:27 PM GMT-07:00

Hello Jordan,

I hope all is well on the Navajo Nation. And I really mean it, not just in the generic email opening line sense.

I'm reaching out to tell you about our WeFunder campaign. Right now, 7 Generation Games is raising half of our current investment round as a community round through WeFunder, and I wanted to see if you are interested in joining our campaign--anyone can invest in 7 Generation Games for as little as $100--and helping us out by sharing our WeFunder campaign with your educator network on the Navajo Nation.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched our WeFunder, the reality of "what did we sign on for?!" is setting in.

As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We're trying to hit 100 investors before we launch. Again, we would appreciate it if you share our WeFunder with everyone you know.

Let me know if you have any questions.

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Subject: Be part of the 7 Generation Games WeFunder Community Round!
From: Diana Sanchez <diana@7generationgames.com>
To: Luis Ceballos <luisceballos1991@gmail.com>
Date Sent: Monday, June 13, 2022 4:32:30 PM GMT-07:00
Date Received: Monday, June 13, 2022 4:32:30 PM GMT-07:00

Hi Luis,

I hope my email finds you and your family well. I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

I know you believed in the work we're doing at 7 Generation Games which is why I'm reaching out to you to see if you'd be willing to invest and help spread the word.

And just so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

All the best (seriously),
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Subject: Join the 7 Generation Games WeFunder Community Round!
From: Diana Sanchez <diana@7generationgames.com>
To: Jose Sotelo <jsotelo235@gmail.com>
Date Sent: Monday, June 13, 2022 4:32:40 PM GMT-07:00
Date Received: Monday, June 13, 2022 4:32:40 PM GMT-07:00

Hi Jose,

I hope my email finds you well. I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

I know how much you believed in the work we're doing at 7 Generation Games which is why I'm reaching out to you to see if you'd be willing to invest and help spread the word.

And so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

All the best,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Subject: From 7 Generation Games - This is Christy Hanson.
From: Christy Hanson <christy@7generationgames.com>
To: neskahi@earthlink.net
Bcc: diana@7generationgames.com
Date Sent: Monday, June 13, 2022 4:53:11 PM GMT-07:00
Date Received: Monday, June 13, 2022 4:53:48 PM GMT-07:00

Yá'át'ééh Arlie,

Hope you are well in the PNW. I'm all right. Still in Redmond, WA learning cultural activities from afar. I have some news about our company campaign.

As you know, I work at an educational software company serving Native communities called 7 Generation Games. I want to let you know about our WeFunder campaign here at 7 Generation Games. Right now, 7 Generation Games is raising half of our current investment round as a community round through WeFunder, and I wanted to see if you are interested in joining our campaign--anyone can invest in 7 Generation Games for as little as $100--and helping us out by sharing our WeFunder campaign with your network.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched our WeFunder, the reality of "what did we sign on for?!" is setting in. As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We're trying to hit 100 investors before we launch. Again, we would appreciate it if you share our WeFunder with everyone you know.

Let me know if you have any questions.

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Subject: Join the 7 Generation Games WeFunder Community Round!
From: Diana Sanchez <diana@7generationgames.com>
To: Kenny Togunloju <kennybky92@gmail.com>
Date Sent: Monday, June 13, 2022 4:58:00 PM GMT-07:00
Date Received: Monday, June 13, 2022 4:58:00 PM GMT-07:00

Hi Adekola,

I hope my email finds you well. I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

We want to continue the work we're doing at 7 Generation Games, which you were a part of, which is why I'm reaching out to you to see if you'd be willing to invest and help spread the word.

And so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

All the best,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Subject: Be Part of the 7 Generation Games WeFunder Community Round!
From: Diana Sanchez <diana@7generationgames.com>
To: Tatiane Leite <tatiane.leite@gmail.com>
Date Sent: Monday, June 13, 2022 5:10:15 PM GMT-07:00
Date Received: Monday, June 13, 2022 5:10:15 PM GMT-07:00

Hi Tati,

I hope my email finds you well! I know the last time we spoke you were working on movies and doing great things in Brazil which is amazing. I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

I know you believed in the work we're doing at 7 Generation Games which is why I'm reaching out to you to see if you'd be willing to invest and help spread the word.

And so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

All the best,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

News about our 7 Generation Games WeFunder Campaign

1 message

Christy Hanson <christy@7generationgames.com> Tue, Jun 14, 2022 at 9:59 AM
To: Albert Brent Chase <chasingwind@hotmail.com>
Bcc: diana@7generationgames.com

Hello Albert,

I hope all is well. And I really mean it, not just in the generic email opening line sense.

I'm reaching out to tell you about our WeFunder campaign. Right now, 7 Generation Games is raising half of our current investment round as a community round through WeFunder. Anyone can invest in 7 Generation Games for as little as $100. Helping us out by sharing our WeFunder campaign with your network would be greatly appreciated.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched our WeFunder, the reality of "what did we sign on for?!" is setting in. As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We're trying to hit 100 investors before we launch. Again, we would appreciate it if you share our WeFunder with everyone you know.

Let me know if you have any questions.

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Gmail

Diana Sanchez <diana@7generationgames.com>

I'm inviting you to our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Tue, Jun 14, 2022 at 3:07 PM
To: amna ahmad <aahmad@mvusd.net>

Hi Amna,

I hope you are doing well and getting much needed rest now that school is out. I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network.

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

We want to continue the work we're doing at 7 Generation Games, which we've had the pleasure of showcasing at the MVUSD STEAM Unity Expo for the past few years (in person and virtually). That's why I'm reaching out to you to see if you'd be willing to invest and help spread the word.

And just so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

Regards,
Diana Sanchez
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

I'm inviting you to our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Tue, Jun 14, 2022 at 5:57 PM
To: Casie Wise <cwise@niea.org>

Hi Casie,

I hope you're doing well. I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. I know you were previously kind enough to help get the word out about our Growing Math project, which is why I turn to you regarding this as well.

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friend Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

We want to continue the work we're doing at 7 Generation Games, which we've had the pleasure to speak about and exhibit at the NIEA Convention and Trade Show for years. That's why I'm reaching out to you to see if you'd be willing to invest and help spread the word. We look forward to being at this year's 2022 Convention and Trade Show in October.

And just so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

Regards,
Diana Sanchez
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

7 Generation Games WeFunder Campaign

1 message

Christy Hanson <christy@7generationgames.com> Tue, Jun 14, 2022 at 12:05 PM
To: givensdee_2000@yahoo.com
Bcc: diana@7generationgames.com

Hi Auntie,

I hope all is well in Tacoma. I just missed your frybread stand on Sunday. I'm sorry! Maybe next time. Today, I'm reaching out to tell you about our WeFunder campaign. Right now, 7 Generation Games is raising half of our current investment round as a community round through WeFunder, and I wanted to see if you or anyone in your network is interested in joining our campaign--anyone can invest in 7 Generation Games for as little as $100--and helping us out by sharing our WeFunder campaign with your network.

As you know, we developed educational math games for kids that target Grades 3-8. We've reached 100k users across our 20 math games. Every game and lesson we developed is cross-curricular and aligned with national teaching standards. We want to continue changing the lives of students everywhere, but especially in underserved rural and urban schools, where we have focused our efforts since we started in 2014.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched our WeFunder, the reality of "what did we sign on for?!" is setting in. As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We're trying to hit 100 investors before we launch. Again, we would appreciate it if you share our WeFunder with everyone you know.

'Ahehee' laa,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Gmail

Diana Sanchez <diana@7generationgames.com>

Would you like to join our WeFunder campaign?

1 message

Christy Hanson <christy@7generationgames.com> Tue, Jun 14, 2022 at 11:20 AM
To: rolinadesai@gmail.com
Bcc: diana@7generationgames.com

Hi Rolina,

I hope all is well in L.A. I'm reaching out to tell you about our WeFunder campaign. Right now, 7 Generation Games is raising half of our current investment round as a community round through WeFunder! I wanted to see if you are interested in joining our campaign--anyone can invest in 7 Generation Games for as little as $100. You can also spread the word by sharing our WeFunder campaign with your network.

As you know, we develop educational math games for kids that target Grades 3-8. We've reached 100k users across our 20 math games. Every game and lesson we developed is cross-curricular and aligned with national teaching standards. We want to continue changing the lives of students everywhere, but especially in underserved rural and urban schools, where we have focused our efforts since we started in 2014.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched our WeFunder, the reality of "what did we sign on for?!" is setting in. As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We're trying to hit 100 investors before we launch. Again, we would appreciate it if you share our WeFunder with everyone you know.

Let me know if you have any questions!

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Gmail

Diana Sanchez <diana@7generationgames.com>

7 Generation Games - Our WeFunder Campaign

1 message

Christy Hanson <christy@7generationgames.com> Tue, Jun 14, 2022 at 9:55 AM
To: Sandy Littletree <sandy505@uw.edu>
Bcc: diana@7generationgames.com

Hello Dr. Littletree,

I hope all is well. And I really mean it, not just in the generic email opening line sense.

I'm reaching out to tell you about our WeFunder campaign. Right now, 7 Generation Games is raising half of our current investment round as a community round through WeFunder, and I wanted to see if you are interested in joining our campaign--anyone can invest in 7 Generation Games for as little as $100--and helping us out by sharing our WeFunder campaign with your network.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

Now that we've launched our WeFunder, the reality of "what did we sign on for?!" is setting in. As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period the higher it will rank us. We're trying to hit 100 investors before we launch. Again, we would appreciate it if you share our WeFunder with everyone you know.

Let me know if you have any questions.

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Gmail

Diana Sanchez <diana@7generationgames.com>

I'm inviting you to be part of our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Thu, Jun 16, 2022 at 2:32 PM
To: Aira.alfaro@gmail.com

Hi Aira,

I hope you're well! I'm reaching out because my company, 7 Generation Games, is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We are really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

Here is the link for more information - 7 Generation Games WeFunder: https://wefunder.com/7generationgames

And just so that I don't get in trouble with the SEC, because I don't look good in stripes, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure

All the best,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

Join the 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Thu, Jun 16, 2022 at 2:32 PM
To: corti002@gmail.com

Hi Carlos,

I hope my email finds you well. I'm reaching out because my company, 7 Generation Games, is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We are really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

Here is the link for more information - 7 Generation Games WeFunder: https://wefunder.com/7generationgames

And just so that I don't get in trouble with the SEC, and I really don't want to get in trouble, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure

Warm regards,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

Check out our WeFunder! - 7 Generation Games

1 message

Christy Hanson <christy@7generationgames.com> Thu, Jun 16, 2022 at 3:42 PM
To: Chelsie.hultz@minotstateu.edu
Bcc: diana@7generationgames.com

Hello Dr. Hultz,

I hope all is well at MSU. Aren't you glad it's summer? It's been awhile since we've caught up. Here's what's going on right now at 7 Generation Games.

We started a WeFunder campaign! Right now, 7 Generation Games is raising half of our current investment round as a community round through WeFunder, and I wanted to see if you are interested in joining our campaign--anyone can invest in 7 Generation Games for as little as $100--and helping us out by sharing our WeFunder campaign with your network.

As you know, we developed educational math games for kids that target Grades 3-8. We've reached 100k users across our 20 math games. Every game and lesson we developed is cross-curricular and aligned with national teaching standards. We want to continue changing the lives of students everywhere, but especially in underserved rural and urban schools.

Link to our WeFunder: https://wefunder.com/7generationgames

Now that we've launched on WeFunder, the reality of "what did we sign on for?!" is setting in. As part of the WeFunder algorithm, the more investors we have in our "Friend Invest First" period, the higher it will rank us. I'm trying to share our campaign with everyone I know. We hope you consider joining our round and be sure and share our WeFunder with your network!

Thank you,

Christy Hanson
Community Manager
7 Generation Games
www.7generationgames.com
mobile: (505)-860-3600

Link:
https://wefunder.com/7generationgames
(And the obligatory disclosure I'm want to include with every communication, for the SEC - https://help.wefunder.com/testing-the-waters-legal-disclosure)

Gmail

Diana Sanchez <diana@7generationgames.com>

Be part of our community! Join the 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Thu, Jun 16, 2022 at 4:52 PM
To: glepe87@gmail.com

Hi Lupe,

I hope you're doing well! I'm reaching out today because my company, 7 Generation Games, is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We are really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

Here is the link for more information - **7 Generation Games WeFunder**: https://wefunder.com/7generationgames

And just so that I don't get in trouble with the SEC, because I'm soft and wouldn't last in prison (haha), I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure

Warm regards,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

I'm inviting you to our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Thu, Jun 16, 2022 at 3:10 PM
To: Irma Barcena <barcenawasirma@gmail.com>

Hi Irma!

I hope you're doing really well! I'm reaching out as 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

We want to continue the work we're doing at 7 Generation Games, which you know we're passionate about and you have been part of the effort to continue that work. Although I think, aside from your marketing efforts, the greatest thing you did at 7 Generation Games was get Gonzalo out of his shell. Haha. Seriously though, I'm reaching out to you because I know you believe in the work we're doing. So I just wanted to see if you'd be willing to invest and/or help spread the word.

And just so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

Best Regards,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

Be Part of Our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Thu, Jun 16, 2022 at 2:32 PM
To: mmaga001@gmail.com

Hi Mari,

I hope you're good! I'm reaching out because my company, 7 Generation Games, is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We are really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

Here is the link for more information - 7 Generation Games WeFunder: https://wefunder.com/7generationgames

And just so that I don't get in trouble with the SEC, because I really don't want to get in trouble, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure

Warm regards always,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

I'm inviting you to be part of our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com>
To: Stephen Gladue <gladue.stephen@gmail.com>

Thu, Jun 16, 2022 at 1:43 PM

Hi Stephen,

I hope you're doing well. I'm reaching out because 7 Generation Games is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

You know how much we love your work, and how it elevated the visuals in our games, which is why I'm reaching out to you because you know the impact and importance of the work we're doing. Again, if you're able to invest that'd be great and/or if you could help spread the word then that would help too!

And just so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

Best regards,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

I'm inviting you to our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Thu, Jun 16, 2022 at 3:51 PM
To: tlp6672@lausd.net

Hi Ms. Pack,

I hope you're enjoying or will soon enjoy the summer break. I know educators have had it rough with the pandemic and its outcomes, so you deserve a much needed rest.

I'm reaching out today because my company, 7 Generation Games, is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We're really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

We want to continue the work we're doing at 7 Generation Games because I know the value that educational games have on students, especially when those students see themselves represented in them. As a Gompers alum, it's wonderful to have students at Gompers be able to play our games and know that they like them. So that's why I wanted to reach out to you to see if you'd be willing to invest and/or also help spread the word.

And just so that I don't get in trouble with the SEC, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure.

Warm Regards,
Diana

--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

I'm inviting you to our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com>
To: cecy1285@yahoo.com

Fri, Jun 17, 2022 at 4:50 PM

Hi Cecy,

It was great catching up with you yesterday. I'm reaching out today because my company, 7 Generation Games, is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We are really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

Here is the link for more information - **7 Generation Games WeFunder**: https://wefunder.com/7generationgames

And just so that I don't get in trouble with the SEC, and I really don't want to get in trouble with them, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure

Like I said, I hope you enjoy your summer break. Educators deserve the rest!

Let me know if you have any questions.

Warm regards,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

I'm inviting you to our 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Fri, Jun 17, 2022 at 5:27 PM
To: adri21303@hotmail.com

Hi Ramon,

Happy early Father's Day! I'm reaching out today because my company, 7 Generation Games, is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We are really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

Here is the link for more information - **7 Generation Games WeFunder**: https://wefunder.com/7generationgames

And just so that I don't get in trouble with the SEC, and I really don't, I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure

Let me know if you have any questions.

All the best,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail

Diana Sanchez <diana@7generationgames.com>

Be part of our community! Join the 7 Generation Games WeFunder Community Round!

1 message

Diana Sanchez <diana@7generationgames.com> Fri, Jun 17, 2022 at 4:50 PM
To: acasa001@gmail.com

Hi Tony,

Glad you're doing well and spending time with family. I'm reaching out today because my company, 7 Generation Games, is raising half of our current investment round as a community round via WeFunder, and I wanted to see if you might be willing to invest (anyone can invest for as little as $100) and/or help us out by sharing in your network. Spreading the word really helps too!

We are really trying to get the word out because as part of the WeFunder algorithm, the more investors you have in the "Friends Invest First" period (which we're currently in) the higher it will rank you, so we're trying to hit 100 investors before we launch and any bit helps.

Here is the link for more information - **7 Generation Games WeFunder**: https://wefunder.com/7generationgames

And just so that I don't get in trouble with the SEC, because I don't look good in stripes (haha), I have to include this obligatory disclosure with every communication: https://help.wefunder.com/testing-the-waters-legal-disclosure

Hope you continue to enjoy time with your baby girl and the family! Let me know if you have any questions.

Warm regards,
Diana
--
Diana Sanchez
Project Manager
7 Generation Games
2124 Dupont Ave S, Ste. G4
Minneapolis, MN 55405
MN: (612) 293-4818
CA: (310) 804-9553
www.7generationgames.com

Gmail **Diana Sanchez <diana@7generationgames.com>**

Fwd: Email really from me - Friends and Family Round closes July 1 - what that means

1 message

AnnMaria De Mars <annmaria@7generationgames.com> Tue, Jun 28, 2022 at 9:38 AM
To: Diana Sanchez <diana@7generationgames.com>

ANNMARIA DE MARS, PH.D., President

Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in our Community Round for as little as $100 https://wefunder.com/7generationgames/

Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure

USA
7 Generation Games
2751 Hennepin Ave S. #34
Minneapolis, MN 55408
www.7generationgames.com
(310) 717-9089

We make games that make you smarter

CHILE
Strong Mind Studio
Monjitas 565, Piso 5
Santiago Centro, Santiago, Chile
www.strongmindstudios.com
(56) 990006117

Tus niños, más inteligentes

---------- Forwarded message ---------
From: **AnnMaria De Mars** <annmaria@7generationgames.com>
Date: Mon, Jun 27, 2022 at 6:23 PM
Subject: Email really from me - Friends and Family Round closes July 1 - what that means
To: dan <dksys2000@yahoo.com>

Hey, Dan -
I really hate those automated emails that come from Calendly or Mail Chimp or whatever and pretend to be personalized but really it's some stupid mail campaign. Just wanted to let you know that the email I sent you a few weeks ago about investing in our WeFunder really was from me. Please check it out. You'll have to sign up with wefunder first and then go back to this link to invest because it is not open to the public yet.

Here is the link

https://wefunder.com/7generationgames/

The friends and family window ends July 1 and then this round will be open to the public.

If you have any questions or problems with the site, please let me know.

ANNMARIA DE MARS, PH.D., President

Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in our Community Round for as little as $100 https://wefunder.com/7generationgames/

Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure

USA
7 Generation Games
2751 Hennepin Ave S. #34

CHILE
Strong Mind Studio
Monjitas 565, Piso 5

Minneapolis, MN 55408
www.7generationgames.com
(310) 717-9089

Santiago Centro, Santiago, Chile
www.strongmindstudios.com
(56) 990006117

We make games that make you smarter

Tus niños, más inteligentes

Gmail

AnnMaria De Mars <annmaria@7generationgames.com>

Re: Email really from me - Friends and Family Round closes July 1 - what that means

1 message

dan <dksys2000@yahoo.com> Fri, Jul 1, 2022 at 2:45 PM
To: AnnMaria De Mars <annmaria@7generationgames.com>

Eileen is doing good. going to school without a major, but she is still going.

How are your 5 kids doing?

Dan

On Friday, July 1, 2022 at 01:58:19 PM PDT, AnnMaria De Mars <annmaria@7generationgames.com> wrote:

Ha ha, thanks so much. I have never had a son but I hear they can eat as much as three daughters. Except Ronda. I think she and Liam could go toe to toe.
I'm in Las Vegas now to watch Ronda in the WWE tomorrow night.

Thanks again for all of your support. I really appreciate it.

Also, how is Eileen doing?

ANNMARIA DE MARS, PH.D., President

Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in our Community Round for as little as $100 https://wefunder.com/7generationgames/

Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure

USA
7 Generation Games
2751 Hennepin Ave S. #34
Minneapolis, MN 55408
www.7generationgames.com
(310) 717-9089

We make games that make you smarter

CHILE
Strong Mind Studio
Monjitas 565, Piso 5
Santiago Centro, Santiago, Chile
www.strongmindstudios.com
(56) 990006117

Tus niños, más inteligentes

On Fri, Jul 1, 2022 at 1:52 PM dan <dksys2000@yahoo.com> wrote:

> 1000 sent
>
> im saving money now that Liam is at Davis and im not feeding him
>
> Dan
>
> On Monday, June 27, 2022 at 06:24:01 PM PDT, AnnMaria De Mars <annmaria@7generationgames.com> wrote:

Hey, Dan -
I really hate those automated emails that come from Calendly or Mail Chimp or whatever and pretend to be personalized but really it's some stupid mail campaign. Just wanted to let you know that the email I sent you a few weeks ago about investing in our WeFunder really was from me. Please check it out. You'll have to sign up with wefunder first and then go back to this link to invest because it is not open to the public yet.

Here is the link

https://wefunder.com/7generationgames/

The friends and family window ends July 1 and then this round will be open to the public.

If you have any questions or problems with the site, please let me know.

ANNMARIA DE MARS, PH.D., President

Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in our Community Round for as little as $100 https://wefunder.com/7generationgames/

Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure

USA	CHILE
7 Generation Games	Strong Mind Studio
2751 Hennepin Ave S. #34	Monjitas 565, Piso 5
Minneapolis, MN 55408	Santiago Centro, Santiago, Chile
www.7generationgames.com	www.strongmindstudios.com
(310) 717-9089	(56) 990006117

We make games that make you smarter *Tus niños, más inteligentes*

Gmail

AnnMaria De Mars <annmaria@7generationgames.com>

Why I am writing you AGAIN

1 message

AnnMaria De Mars <annmaria@7generationgames.com> Mon, Jul 25, 2022 at 12:09 PM
To: Derrick Darling <derrick_darling@hotmail.com>

Hey, it's me, AnnMaria and I know I wrote to you a while back about our WeFunder, a 'seed round' where people who are not accredited investors can invest in a startup, in this case, our company, 7 Generation Games.

I know everyone gets busy. A few people wrote me back and said they would invest and then went on vacation. Some wrote back and said they were on vacation and would look at our WeFunder when they got back. We all get busy. I have a pile of emails I mean to get back to, people I mean to call back (sorry).

Here is the link again, in case you lost it/ inadvertently deleted it/ your computer died/ you got too busy to read it and don't want to look for it.

https://wefunder.com/7generationgames
Not only can you invest here but you can also get a lot more information about our company.

Three cool facts

- Almost 1/3 of the people I emailed invested - 33.1% to be precise. I am a statistician after all.
- To date, we have raised almost $47,000 from 83 investors. To me, that is super cool because it is the opposite of most community rounds, which will raise their first $50,000 from just a few people.
- When we hit $50,000 , we will file our official reports with the SEC and begin using the invested funds to expand 7 Gen Blocks - we don't need to wait until we close the whole round. So, your investment can put us over the top.

As always, if you have any questions at all, please don't hesitate to email or call me.

Hope you are having a great summer.

ANNMARIA DE MARS, PH.D., President

Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in our Community Round for as little as $100 https://wefunder.com/7generationgames/

Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure

USA
7 Generation Games
2751 Hennepin Ave S. #34
Minneapolis, MN 55408
www.7generationgames.com
(310) 717-9089

We make games that make you smarter

CHILE
Strong Mind Studio
Monjitas 565, Piso 5
Santiago Centro, Santiago, Chile
www.strongmindstudios.com
(56) 990006117

Tus niños, más inteligentes

Gmail

AnnMaria De Mars <annmaria@7generationgames.com>

Blast from the Past. Greetings from AnnMaria!

1 message

AnnMaria De Mars <annmaria@7generationgames.com> Wed, Jul 27, 2022 at 11:57 AM
To: Michael Russell <mrusselljudo@gmail.com>

Hi Michael,

It's been a while since we last crossed paths! Hope all is well. And I really mean it, not just in the generic email opening line sense.

I am reaching out because 7 Generation Games is doing a community round as part of our seed round. I wanted to see if you might be willing to invest in (anyone can invest for as little as $100) and/or help us out by sharing in your network.

7 Generation Games WeFunder: https://wefunder.com/7generationgames

7 Generation Games connected with WeFunder after Wharton Impact Venture Associates out of UPenn reached out to us about facilitating an impact investing deal for 7 Generation Games through crowd equity. We would love to have you as an investor in the work we're doing.

Here's just a few of the reasons others have invested: https://www.7generationgames.com/why-wefunder-investors-invested-the-people/

If you know of anyone else who might be interested in investing in our community round that we should try to connect with directly, we'd love any intros, or feel free to share.

All the best,
ANNMARIA DE MARS, PH.D., President

Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in our Community Round for as little as $100 https://wefunder.com/7generationgames/

Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure

USA
7 Generation Games
2751 Hennepin Ave S. #34
Minneapolis, MN 55408
www.7generationgames.com
(310) 717-9089

CHILE
Strong Mind Studio
Monjitas 565, Piso 5
Santiago Centro, Santiago, Chile
www.strongmindstudios.com
(56) 990006117

We make games that make you smarter

Tus niños, más inteligentes

Facebook Page	Date	Post Link
Christy Hanson - Comm Manager FB acct	5/23/2022	https://www.facebook.com/100065520702096/posts/366971952163492/?d=n
AnnMaria account 1	5/23/2022	https://www.facebook.com/drannmaria/posts/10160009150564146
AnnMaria account 2	5/23/2022	https://www.facebook.com/annmaria.demars/posts/5190409757713654
7GG Facebook	5/23/2022	https://www.facebook.com/100063738313647/posts/407969264671014/?d=n
AnnMaria account 1	5/23/2022	https://www.facebook.com/annmaria.demars/posts/5190790911008872
AnnMaria account 2	5/23/2022	https://www.facebook.com/drannmaria/posts/10160009460494146
Maria's Account	5/24/2022	https://www.facebook.com/1446170418/posts/10228147874909212/?d=n
Facebook page	5/24/2022	https://www.facebook.com/photo?fbid=408623144605626&set=a.374950051306269
Facebook page	5/24/2022	https://www.facebook.com/photo/?fbid=408719651262642&set=a.374950051306269
Facebook page	5/24/2022	https://www.facebook.com/photo/?fbid=408890357912238&set=a.374950051306269
Christy shared AnnMaria's WeFunder FB Live Video onto own FB Wall - Disclosures Included	5/25/2022	https://www.facebook.com/100065520702096/posts/368276355366385/
Facebook Page	5/25/2022	https://www.facebook.com/photo?fbid=409401291194478&set=a.374950051306269
Facebook page	5/25/2022	https://www.facebook.com/100063738313647/posts/pfbid0kHcpvUHfEFYK8QkiP2unrtF2AaLECCrEabSXVfJAhycoLKFWtQ3B4LYHhfoDVzJHl/?d=n
Facebook page	5/25/2022	https://www.facebook.com/photo/?fbid=409587614509179&set=a.374950051306269
Facebook page	5/26/2022	https://www.facebook.com/photo/?fbid=410008407800433&set=a.374950051306269
Facebook page	5/26/2022	https://www.facebook.com/photo/?fbid=410208264447114&set=a.374950051306269
Facebook page	5/27/2022	https://www.facebook.com/photo/?fbid=410845417716732&set=a.374950051306269
AnnMaria & Ronda video	5/27/2022	https://www.facebook.com/100002340440744/videos/1665830077116239/
Facebook page	5/28/2022	https://www.facebook.com/photo/?fbid=411513127649961&set=a.374950051306269
Facebook page	5/28/2022	https://www.facebook.com/photo/?fbid=411683390966268&set=a.374950051306269
Facebook page	5/29/2022	https://www.facebook.com/photo/?fbid=412184064249534&set=a.374950051306269
Facebook page	5/29/2022	https://www.facebook.com/photo/?fbid=412345677566706&set=a.374950051306269
AnnMaria's Account 1	5/30/2022	https://www.facebook.com/100002340440744/posts/pfbid02vFfcdyCbf3kFis3e1vkH4WL2xYm2LkEKgCov2JwScptrcbwZhArV8maj26Mju4fMl/?d=n
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Diana shared 7GG WeFunder Post on Personal Page	6/10/2022	https://www.facebook.com/6301791/posts/pfbid02fKbz2EVZddyj2WpMXcPnxNYbr5KF5ZSjoDJbQ2LptSphtAWb9AWZ76dzVBf7Mmal/?d=n
Christy shared 7GG WeFunder Post on own work FB acct.	6/10/2022	https://www.facebook.com/100065520702096/posts/378858524308168/?d=n
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Christy's work FB acct.	6/16/2022	https://www.facebook.com/100065520702096/posts/pfbid0ddn9USouJDVoym9BkMmZTNsokofVxC7whbv5pW9qdQznWCPBxjDiCbh5eSPzJcBhl/?d=n
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AnnMaria's Account 1	6/26/2022	https://www.facebook.com/100002340440744/posts/pfbid02j8nFBDVRdjPTurbFAYDVfTmQPxb9aT7RozWn6AM67Z8A2Z5N3aF9uywRFpfeuSSTl/?d=n
AnnMaria's Account 2	6/26/2022	https://www.facebook.com/720059145/posts/pfbid0QSmAvkte4xzmJZvg6mncJ2GmUyNGu9itJhTwjKGqgEHDtpg4ASh5Pq1SZbiY6MW3l/?d=n
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Christy's work FB acct.	6/29/2022	https://www.facebook.com/100065520702096/posts/pfbid02i8a89CDYp2k91R7jeHGUPupfapFF87WhB7bQRakrWbd6nk7k4jLixg7XdougKMzgl/?d=n
Facebook Page	6/30/2022	https://www.facebook.com/462229147172102/posts/435801218554485
Diana shared latest blog on Media features and mentioned Wefunder	6/30/22	https://www.facebook.com/6301791/posts/pfbid02GyqXnwqLCJ1ice9joCvMZW8BN5otVD3rbPxx2ymsAyxC2rFPqqHcCeKjzmtTVoucl/?d=n
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AnnMaria's Account 2	7/7/2022	https://www.facebook.com/720059145/posts/pfbid02NwHRqCT11gKDPprqbXAFe3VSoFgNPCtpciCcp4o293CLbdXdKASvhzZvF9wfaUJPl/?d=n
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Christy shared 7GG WeFunder Post on own work FB acct.	7/26/2022	https://www.facebook.com/100002682893616/posts/pfbid0imA7R5K7QowQZXMPNBPXGMsBNs8CxBuZWbHXtkiEVNFgzxKBrcxQFx9ezEXcP5xHI/?d=n

Twitter Caption	Date	Link	
Invest in the future of 7 Generation Games. Be part of our community round. Opportunity for early bird terms. Get all the details here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	5/23/2022	https://twitter.com/7GenGames/status/1528817823806402560	
Become an investor in @7GenGames for as little as $100 https://wefunder.com/7generationgames Disclosure: http://bit.ly/38dFXeI	5/23/2022	https://twitter.com/BurnsOrtiz/status/1528936409100337152	
Become an investor in @7gengames for as little as $100 https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	5/23/2022	https://twitter.com/DrAnnMaria/status/1528869645687865344?s=20&t=s1hFff7xXOIKacO7yQiqgA	
Now it's possible for you to join us as an investor in 7 Generation Games get "Friends Invest First" access, which includes an opportunity to invest with early bird terms. https://www.7generationgames.com/become-a-community-round-investor-in-7-generation-games/ Details here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	5/24/2022	https://twitter.com/7GenGames/status/1529115422347476992?s=20&t=lxV2B7ZOljuUdOxe7Vg7-w	
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/24/2022	https://twitter.com/7GenGames/status/1529145543083139073	
Be a part of our round. Get all the details here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/24/2022	https://twitter.com/7GenGames/status/1529266124851904512	
Become a Community Round Investor in 7 Generation Games! Read more here: http://ow.ly/VNts50JhLK3 Interested in investing? Check out Wefunder campaign: http://ow.ly/vNst50JhLK2 Legal disclosure: http://ow.ly/yBMp50JhLK4	5/25/2022	https://twitter.com/7GenGames/status/1529507949395189763	
We have seen the transformative power that #education can have on individual lives, communities and future generations. Invest in 7 Generation Games: http://ow.ly/vNst50JhLK2 Legal disclosure: http://ow.ly/yBMp50JhLK4	5/25/2022	https://twitter.com/7GenGames/status/1529568154782924802	
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/25/2022	https://twitter.com/7GenGames/status/1529628510213611522	
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/26/2022	https://twitter.com/94478045 7/status/1529870344587275520	
We have seen the transformative power that #education can have on individual lives, communities and future generations. Invest in 7 Generation Games: http://ow.ly/vNst50JhLK2 Legal disclosure: http://ow.ly/yBMp50JhLK4	5/26/2022	https://twitter.com/7GenGames/status/1529960711715184664	
If you do a community round, do you end up with like 1,000 people on your cap table – and what does that mean for investor voting rights? https://www.7generationgames.com/top-community-round-questions-ive-gotten-from-regular-folks-founders/	5/26/2022	https://twitter.com/944780457/status/1529990899635310607	
Now it's possible for you to join us as an investor in 7 Generation Games get "Friends Invest First" access, which includes an opportunity to invest with early bird terms. https://www.7generationgames.com/become-a-community-round-investor-in-7-generation-games/ Details here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	5/26/2022	https://twitter.com/944780457/status/1530021048116191247	

Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/27/2022	https://twitter.com/94476045 7/status/1530232741941452803	
We have seen the transformative power that #education can have on individual lives, communities and future generations. Invest in 7 Generation Games: http://ow.ly/vNst50JhLK2 Legal disclosure: http://ow.ly/yBMp50JhLK4	5/27/2022	https://twitter.com/94476045 7/status/1530292942690213889	
Be a part of our round. Get all the details here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/27/2022	https://twitter.com/94476045 7/status/1530353273326345088	
Now it's possible for you to join us as an investor in 7 Generation Games get "Friends Invest First" access, which includes an opportunity to invest with early bird terms. https://www.7generationgames.com/become-a-community-round-investor-in-7-generation-games/ Details here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXel	5/27/2022	https://twitter.com/94476045 7/status/1530383415450664963	
Think you have to be super rich to invest in tech startups? Think again! Check out @7GenGames community round: https://wefunder.com/7generationgames (Disclosure: http://bit.ly/38dFXel)	5/28/2022	https://twitter.com/BurnsOrtiz/status/1530660781630130179?s=20&t=s1hFff7xXOlKacO7yQiqqA	
We have seen the transformative power that #education can have on individual lives, communities and future generations. Invest in 7 Generation Games: http://ow.ly/vNst50JhLK2 Legal disclosure: http://ow.ly/yBMp50JhLK4	5/30/2022	https://twitter.com/94476045 7/status/1531410273285853184	
If you do a community round, do you end up with like 1,000 people on your cap table - and what does that mean for investor voting rights? https://www.7generationgames.com/top-community-round-questions-ive-gotten-from-regular-folks-founders/	5/30/2022	https://twitter.com/94476045 7/status/1531440429283127296	
Make educational games better. Invest with 7 Generation Games. Learn more here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/31/2022	https://twitter.com/94476045 7/status/1531744155453599746	
Invest in 7 Generation Games. Get all the details here: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/31/2022	https://twitter.com/94476045 7/status/1531757673817022466	
At 7 Generation Games, the goal every day is to make a difference. http://ow.ly/u1fsM50JmyFw Go here to learn more about investing in 7 Generation Games: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/31/2022	https://twitter.com/94476045 7/status/1531787881777401861	
We founded 7 Generation Games (@7gengames) seven years ago to meet a need we saw in our communities – the communities where we lived and the communities where we worked, communities that were underserved and overlooked. #communityround We saw that despite radical advances in #technology over the last two decades, the equity gap in education continued to grow, and thought there has to be a better way. That's why we set out to build 7 Generation Games (@7gengames). Along the way, as we've been building our community and our growing line of #mathgames, we've also built something else pretty incredible – and that is an amazing community, including you! With our WeFunder campaign, it's possible for you to join us as an investor in @7gengames. As part of our community, you get "Friends Invest First" access! Go here for details: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	5/31/2022	https://twitter.com/7GenGames/status/1531748133958222976?s=20&t=cKbUVhjh-rC9m5OBarYcKg	Used wording from this blog post: https://www.7generationgames.com/become-a-community-round-investor-in-7-generation-games/
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/1/2022	https://twitter.com/94476045 7/status/1532030010151821314	

Take educational game development to the next level. Invest in 7 Generation Games. Visit our WeFunder page for details: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/1/2022	https://twitter.com/944780457/status/1532062127925579776	
Be a part of our community round. Go here to learn more: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/1/2022	https://twitter.com/944780457/status/1532120078178030594	
We looked around and thought there has to be a better way. At 7 Generation Games (@7GenGames), the goal every day is to make a difference. #education http://ow.ly/3Qii50JnLCM Our WeFunder Page: https://wefunder.com/7generationgames Disclosure Link: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/2/2022	https://twitter.com/944780457/status/1532407184792997890	
Be a part of our community round. Go here to learn more: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/2/2022	https://twitter.com/944780457/status/1532467402390241286	
Learn more about our community round and our plans for @7GenGames here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/2/2022	https://twitter.com/944780457/status/1532497417077248011	
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/2/2022	https://twitter.com/944780457/status/1532527616523116549	
Be a part of our round. Get all the details here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/2/2022	https://twitter.com/944780457/status/1532557771975138334	
Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in @7GenGames Community Round for as little as $100 (vs. our last investor round had $20K min): https://wefunder.com/7generationgames/ (Legal: https://help.wefunder.com/testing-the-waters-legal-disclosure)	6/2/2022	https://twitter.com/BrunoOrtiz/status/1532458958316879874?s=20&t=1IFff7xXOIKacO7yQjqgA	
Completely agree! If you'd like to get personally involved, check out [Reply to @ptheander) @7GenGames community round. We'd love to have you as an investor. https://wefunder.com/7generationgames (Disclosure: http://bit.ly/38dFXel)	6/3/2022	https://twitter.com/annemariastat/status/1532774784668270593?s=20&t=RelOHyiPOPGkUkkBcHCqg	
Did you know we do Customized Game Development? Here's a sneak peek of Disaster Deduction Detectives a game about #statistics that we're about to released! Get more info about Customized Development here: https://www.7generationgames.com/customized-development/	6/3/2022	https://twitter.com/944780457/status/1532799544160931842	
If you do a community round, do you end up with like 1,000 people on your cap table - and what does that mean for investor voting rights? https://www.7generationgames.com/top-community-round-questions-ive-gotten-from-regular-folks-founders/	6/3/2022	https://twitter.com/944780457/status/1532829716301979650	
At 7 Generation Games, the goal every day is to make a difference. http://ow.ly/uYsM50JmyFw Go here to learn more about investing in 7 Generation Games: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/3/2022	https://twitter.com/944780457/status/1532859784642416640	
Be a part of our community round. Go here to learn more: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/4/2022	https://twitter.com/7GenGames/status/1533147060886810626	
Last week, we told you about how we launched a WeFunder campaign that allows anyone to become an investor in 7 Generation Games for $100 or less. Today, we wanted to tell you why. https://www.7generationgames.com/why-we-do-what-we-do-why-wed-love-to-have-you-join-us/	6/6/2022	https://twitter.com/7GenGames/status/1533886699775873024	

We launch our WeFunder campaign, making it possible for you to join us as an investor in 7 Generation Games. Details here: https://wefunder. com/7generationgames, Disclo sure: https://bit.ly/38dFXel	6/6/2022	https://twitter.com/94476045 7/status/153394697227667865 8	
Reply on twitter	6/8/2022	https://twitter.com/DrAnnMaria/status/1534628007679344641?s=20&t=iALQUEn18WTd1GWZq8vGPA	
Reply on twitter	6/8/2022	https://twitter.com/DrAnnMaria/status/1534654958955544577?s=20&t=jXY7AnolpEcmcQrTmgohxg	
Be a part of 7 Generation Games. Go here to learn more: https://wefunder. com/7generationgames.... Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/9/2022	https://twitter.com/7GenGames/status/1534640436941246464?s=20&t=OZWEx0IHRolygZxWPDTGgg	
Be a part of 7 Generation Games. Go here to learn more: https://wefunder. com/7generationgames.... Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/9/2022	https://twitter.com/7GenGames/status/1535066432492595810 1?s=20&t=OZWEx0IHRolygZxWPDTGgg	
Last week, we told you about how we launched a WeFunder campaign that allows anyone to become an investor in 7 Generation Games for $100 or less. Today, we wanted to tell you why.	6/9/2022	https://twitter.com/7GenGames/status/1534943791911688144?s=20&t=OZWEx0IHRolygZxWPDTGgg	
If you read our blog, follow our social media, backed us on Kickstarter or subscribe to our newsletter, you may know by now that we are doing a community round as part of 7 Generation Games current fundraising round.	6/10/2022	https://twitter.com/7GenGames/status/1535308155869757440?s=20&t=OZWEx0IHRolygZxWPDTGgg	
We launch our WeFunder campaign, making it possible for you to join us as an investor in 7 Generation Games. Details here: https://wefunder. com/7generationgames, Disclo sure: https://bit.ly/38dFXel	6/10/2022	https://twitter.com/94476045 7/status/153539653199338291 2	
Question I get a lot - can you invest in crowd equity if you don't live in the US? Answer: Anyone can invest except residents of the Canadian provinces of ON, AB and QC (strange, but true) https://wefunder.com/7generationgames/ Disclosure: https://bit.ly/38dFXel	6/12/2022	https://twitter.com/annmariastat/status/1535961160058536416?s=20&t=s1hFff7xXOIKacO7yQjqgA	
Question I get a lot - can you invest in crowd equity if you don't live in the US? Answer: You can invest from anywhere in the world except the Canadian provinces of ON, AB and QC (strange, but true) https://wefunder. com/7generationgames/ Disclosure: https://bit.ly/38dFXel	6/12/2022	https://twitter.com/DrAnnMaria/status/1535961340963176448?s=20&t=s1hFff7xXOIKacO7yQjqgA	
Question I get a lot - can you invest in crowd equity if you don't live in the US? Answer: Anyone can invest except residents of the Canadian provinces of ON, AB and QC (strange, but true) https://wefunder.com/7generationgames/ Disclosure: https://bit.ly/38dFXel	6/12/2022	https://twitter.com/DrAnnMaria/status/1535962713268051969?s=20&t=s1hFff7xXOIKacO7yQjqgA	
Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in @7GenGames Community Round for as little as $100 (vs. our last investor round had $20K min) https://wefunder.com/7generationgames/ Disclosure: https://bit.ly/38dFXel	6/12/2022	https://twitter.com/DrAnnMaria/status/1536100809066283008?s=20&t=s1hFff7xXOIKacO7yQjqgA	
Always wanted the cool factor of being able to say you're a tech investor, but thought you couldn't afford it? Invest in @7GenGames Community Round for as little as $100 (vs. our last investor round had $20K min) https://wefunder.com/7generationgames/ Disclosure: https://bit.ly/38dFXel	6/12/2022	https://twitter.com/annmariastat/status/1536100342559039489?s=20&t=s1hFff7xXOIKacO7yQjqgA	
Reply on twitter	6/13/2022	https://twitter.com/DrAnnMaria/status/1536423607785644033?s=20&t=-ZQuco9ogjfl-QCQY-qUsw	
Reply on twitter	6/14/2022	https://twitter.com/annmariastat/status/1536741899519741952?s=20&t=NaJW-pI1vo3f8ofoxbDgtQ	
AnnMaria's account	6/16/2022	https://twitter.com/annmariastat/status/1537451781948514306?s=20&t=Pww2q0q9HaqR4N5nQME88w	
Be an investor for as little as $100 https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXel	6/16/2022	https://twitter.com/DrAnnMaria/status/1537433283531690828 9?s=20&t=s1hFff7xXOIKacO7yQjqgA	
Reply on twitter	6/16/2022	https://twitter.com/annmariastat/status/1537455638170587136?s=20&t=Pww2q0q9HaqR4N5nQME88w	

Recommend blog to EduColor	6/17/2022	https://twitter.com/annemariastat/status/1537831911820668929?s=20&t=VIc-BDBdayCNewo349UtNw	
We launched a WeFunder campaign that allows anyone to become an investor in 7 Generation Games for $100 or less. Today we wanted to tell you why. https://www.7generationgames.com/why-we-do-what-we-do-why-wed-love-to-have-you-join-us/	6/21/2022	https://twitter.com/94476045 7/status/1539352610020401154	
Take educational game development to the next level. Invest in 7 Generation Games. Go here for details: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/28/2022	https://twitter.com/94476045 7/status/1541964879535431680	
Invest in our WeFunder Today! "Friends Invest First" Ends 6/30 https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/	6/29/2022	https://twitter.com/7GenGames/status/1542161427645042688	
How to Invest in 7 Generation Games We Funder (in 90 seconds or less + some troubleshooting tips) https://youtu.be/UYBwPLOmPp0	6/29/2022	https://twitter.com/94476045 7/status/1542206914133725185	
Getting as many investors as we can before the "Friends Invest First" phase ends is significant because the more people that invest before the public launch, the higher 7 Generation Games will appear in WeFunder's search results. https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/	6/29/2022	https://twitter.com/94476045 7/status/1542221676083089409	
If you follow us on social media, subscribe to our newsletter or read our blog, you may have seen that we are currently in the middle of a community round with WeFunder. https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/	6/29/2022	https://twitter.com/94476045 7/status/1542251772739207169	
We are making a big push to get as many of our friends – whether we know you socially or social media-ly – to invest in our WeFunder before "Friends Invest First" ends on June 30. After that, our campaign becomes public. https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/	6/29/2022	https://twitter.com/94476045 7/status/1542342239904481280	
Invest in our WeFunder! "Friends Invest First" Ends TODAY! https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/	6/30/2022	https://twitter.com/94476045 7/status/1542553979573485570	
How to Invest in 7 Generation Games We Funder (in 90 seconds or less + some troubleshooting tips) https://youtu.be/UYBwPLOmPp0	6/30/2022	https://twitter.com/94476045 7/status/1542569328226205697	
"Friends Invest First" phase ends is significant because the more people that invest before the public launch, the higher 7 Generation Games will appear in WeFunder's search results. https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/ #investors #invest #investing #EdTech #EdTechInvestor #TechInvestor	6/30/2022	https://twitter.com/94476045 7/status/1542584077177561088	
Now that you know all about it, invest in our Community Round for as little as $100 https://wefunder.com/7generationgames/ Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure	6/30/2022	https://twitter.com/DrAnnMaria/status/1542654309141061632?s=20&t=s1hFff7xXOlKacO7yQiqqA	
We are doing a community round as part of 7 Generation Games current fundraising round. https://7generationgames.com/doing-a-community-round-but-what-will-investors-think/ If you want to invest in 7 Generation Games, you can join our WeFunder here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXel	7/1/2022	https://twitter.com/7GenGames/status/1542946443203313664?s=20&t=s1hFff7xXOlKacO7yQiqqA	
Our @Wefunder is now public! (We did a few weeks of early bird/ friends and family round.) Anyone can now invest. Minimum invest = $100. If you want to talk to me about it, I'm in Las Vegas this weekend https://wefunder.com/7generationgames [Disclosure in image]	7/1/2022	https://twitter.com/DrAnnMaria/status/1542906300433985537?s=20&t=s1hFff7xXOlKacO7yQiqqA	

Take educational game development to the next level. Invest in 7 Generation Games. Go here for details: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	7/4/2022	https://twitter.com/7GenGames/status/1544154180797046787?s=20&t=s1hFff7xXOIKacO7yQiqqA	
I completely agree. You can invest in @7gengames community round right now. All you need is $100 (but feel free to invest more.) https://wefunder.com/7generationgames/ I can't PROMISE a better return than crypto but I can promise we are a lot more likely to improve education.	7/11/2022	https://twitter.com/annmariastat/status/1546663400574291968?s=20&t=s1hFff7xXOIKacO7yQiqqA	
Thanks to the investors today who brought our Wefunder to $35,000 - https://wefunder.com/7generationgames/ . You'd be amazed how fast we can make educational games, like this one. It's our secret sauce. Disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure	7/12/2022	https://twitter.com/annmariastat/status/1547002268434077696?s=20&t=s1hFff7xXOIKacO7yQiqqA	
Our founders at @7gengames weigh in on our recent community round. Thank you to all who invested in 7 Generation Games! We're doing this to boost #STEMEducation with #edutech for kids! Visit WeFunder: https://wefunder.com/7generationgames Legal disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure #invest	7/13/2022	https://twitter.com/7GenGames/status/1547376843694944257?s=20&t=s1hFff7xXOIKacO7yQiqqA	
@7GenGames is continuing to expand its reach! Thank you, WeFunder Investors! Our campaign is still on- see our links below! (Est. 2014 | >100k users | >20 games.) #edutech #invest Our WeFunder Page: http://ow.ly/YT2w50JWcue Disclosure Link: http://ow.ly/FnL150JWcuc	7/14/2022	https://twitter.com/7GenGames/status/1547657840310960131?s=20&t=s1hFff7xXOIKacO7yQiqqA	
Why invest in edtech at 7 Generation Games? Diana V. says, "I am a 40+ year old woman with 2 kids and I want to invest for my family's future." #investing #invest #edtech #EdTechMonday Visit our WeFunder here!: http://ow.ly/YT2w50JWcue Legal Disclosure: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549112201117437953?s=20&t=s1hFff7xXOIKacO7yQiqqA	
"Because I trust AnnMaria." Andrew K. invested in @7gengames 's WeFunder recently. You can too! Our WeFunder Page: http://ow.ly/YT2w50JWcue Disclosure Link: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549129459759869952?s=20&t=s1hFff7xXOIKacO7yQiqqA	
Lisa P. invested in our WeFunder and wrote, "Sounds like a good idea☺. Kids are always on their screens. They might as well be learning something worthwhile " #invest #edtech #stemeducation Our WeFunder Page: http://ow.ly/YT2w50JWcue Disclosure Link: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549144554338858258?s=20&t=s1hFff7xXOIKacO7yQiqqA	
Ellen A. says!: " @annmariastat is my hero...I have donated many [games]...to help her family get feedback. I totally believe in their cause and have much faith in their track record of successes." #edtech #invest WeFunder: http://ow.ly/YT2w50JWcue Legal: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549159631464824833?s=20&t=s1hFff7xXOIKacO7yQiqqA	
Christopher R. invested in our WeFunder and wrote, "I believe in this project." Thank you! You can invest too. Don't stop...believin'. #edtech #invest #journey Our WeFunder Page: http://ow.ly/YT2w50JWcue Disclosure Link: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549174738307881824?s=20&t=s1hFff7xXOIKacO7yQiqqA	

Anthony M. invested in WeFunder "because Maria is awesome, has good ideas, is ambitious, and this seems like a great place to start my startup investing portfolio :)" Thank you! #edtech #invest Our WeFunder Page: http://ow.ly/YT2w50JWcue Disclosure Link: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549189828637515777?s=20&t=s1hFff7xXOlKacO7yQiqqA	
L. Clark joined our community round and wrote, "I believe in you both!!!" Thank you! You should see this, @annmariastat and @BurnsOrtiz ! #invest #edtech Invest in us! Visit our WeFunder here: http://ow.ly/YT2w50JWcue Disclosure Link: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549204920062156801?s=20&t=s1hFff7xXOlKacO7yQiqqA	
Feather R. joined our WeFunder community round and wrote, "I believe in the mission and the leadership behind this movement." Thank you, Feather! @annmariastat @burnsortiz #invest #edtech Invest in our WeFunder!: http://ow.ly/YT2w50JWcue Disclosure Link: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549220022463217664?s=20&t=s1hFff7xXOlKacO7yQiqqA	
John S.: "I have...children and want to see educational games available for them...making a successful business should be no problem for [@annmariastat]." Thank you! #invest #edtech Invest in our WeFunder!: http://ow.ly/YT2w50JWcue Disclosure Link: http://ow.ly/FnL150JWcuc	7/18/2022	https://twitter.com/7GenGames/status/1549235135719084033?s=20&t=s1hFff7xXOlKacO7yQiqqA	
OMG - So, when people invest in our community round they can give a reason why they chose to invest. Some of their answers make my week. Like this one. (Also, did you know you can be a tech investor for as little as $100 - check it out - https://wefunder.com/7generationgames/) [Disclosure in quoted tweet]	7/18/2022	https://twitter.com/annmariastat/status/1549201641491927040?s=20&t=s1hFff7xXOlKacO7yQiqqA	
We develop cross-curricular math games that supplement STEM education. Communities can now invest in 7 Generation Games (@7gengames). Learn more at Wefunder: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure #invest #edutech #STEM	7/19/2022	https://twitter.com/7GenGames/status/1549442518373553154?s=20&t=s1hFff7xXOlKacO7yQiqqA	
We at @7gengames are working to empower orgs and communities to be able to tell their own stories through games. Our @7gengames Wefunder is live! #investing in us happens at Wefunder: http://ow.ly/YT2w50JWcue Disclosure link: http://ow.ly/FnL150JWcuc	7/19/2022	https://twitter.com/7GenGames/status/1549442523340234752?s=20&t=s1hFff7xXOlKacO7yQiqqA	
When we're asked why we started #7GenerationGames, our CEO (@burnsortiz) says, "There had to be a better way to teach math and engage kids." Our mission has since grown. Let's talk #7GenBlocks. Invest in our Wefunder: http://ow.ly/YT2w50JWcue Disclosure: http://ow.ly/FnL150JWcuc	7/22/2022	https://twitter.com/7GenGames/status/1550617813408104450?s=20&t=DUTtxPyzDFOeu1DyVGAO_A	
#7GenBlocks can empower orgs in #edutech. We're proud of the stories we've been entrusted with. We are proud of the communities that we've been able to play a small role in portraying in #curriculum. Wefunder: http://ow.ly/YT2w50JWcue Disclosure: http://ow.ly/FnL150JWcuc	7/22/2022	https://twitter.com/7GenGames/status/1550617823537311744?s=20&t=DUTtxPyzDFOeu1DyVGAO_A	

LinkedIn Caption	Date	Link				
Did you know you can become an investor for as little as $100? Get more info at https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 23	https://www.linkedin.com/feed/update/urn:li:activity:6934585862383437824				
Be a part of 7 Generation Games. Go here to learn more: #communityround #wefunder #7generationgames #investing #invest https://lnkd.in/gawfzCCf. Legal Disclosures: https://lnkd.in/gDzhRAie	May 23	https://www.linkedin.com/posts/christygharson_invest-in-7-generation-games-making-it-possible-activity-6934585057668829184-07zl?utm_source=linkedin_share&utm_medium=member_desktop_web				
Today, my company, 7 Generation Games opened a Community Round.	May 23	https://www.linkedin.com/posts/annmaria-de-mars-3549606_invest-in-7-generation-games-making-it-possible-activity-6934646724506386432-BoZ7?utm_source=linkedin_share&utm_medium=member_desktop_web				
Invest in 7 Generation Games WeFunder community round, where you can become a tech investor for as little as $100 and help us as we work to make a difference:	May 24	https://www.linkedin.com/feed/update/urn:li:share:6934896525047123968/				
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 24	https://www.linkedin.com/feed/update/urn:li:share:6934941346147221504/				
We launched our WeFunder campaign, making it possible for you to join us as an investor in 7 Generation Games. And as part of our community, you're getting "Friends Invest First" access, which includes an opportunity to invest with early bird terms. https://www.7generationgames.com/become-a-community-round-investor-in-7-generation-games/ Details here: https://wefunder.com/7generationgames	May 24	https://www.linkedin.com/feed/update/urn:li:activity:6934986652851286016/				
Make educational games better. Invest with 7 Generation Games. Learn more here: https://wefunder.com/7generationgames (Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure)	May 24	https://www.linkedin.com/feed/update/urn:li:share:6935046862442305536/				
Become a Community Round #investor in 7 Generation Games for as little as $100! https://wefunder.com/7generationgames Disclosure: http://bit.ly/38dFXel	May 25	https://www.linkedin.com/feed/update/urn:li:share:6935258881275084800				
Along the way, as we've been building our company and our growing line of games, we've also built something else pretty incredible – and that is an amazing community (including you!) that has supported us along the way. https://www.7generationgames.com/become-a-community-round-investor-in-7-generation-games/	May 25	https://www.linkedin.com/feed/update/urn:li:activity:6935303738406704640/				

Join our community. Invest in 7 Generation Games! Go here to learn how: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 25	https://www.linkedin.com/feed/update/urn:li:share:6935357591866748928/				
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 26	https://www.linkedin.com/feed/update/urn:li:share:6935621254632587264/				
We launched our WeFunder campaign, making it possible for you to join us as an investor in 7 Generation Games. And as part of our community, you're getting "Friends Invest First" access, which includes an opportunity to invest with early bird terms. https://www.7generationgames.com/become-a-community-round-investor-in-7-generation-games/ Details here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	May 26	https://www.linkedin.com/feed/update/urn:li:share:6935711433372401664/				
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 27	https://www.linkedin.com/feed/update/urn:li:share:6935983694532739072/				
Make educational games better. Invest with 7 Generation Games. Learn more here: https://wefunder.com/7generationgames (Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure)	May 27	https://www.linkedin.com/feed/update/urn:li:share:6936134075493539840/				
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 28	https://www.linkedin.com/feed/update/urn:li:share:6936360650319228928/				
Invest in 7 Generation Games WeFunder community round, where you can become a tech investor for as little as $100 and help us as we work to make a difference: Watch the video here: https://youtu.be/oDaUSWAp3_A Learn more here: https://wefunder.com/7generationgames (Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure)	May 28	https://www.linkedin.com/feed/update/urn:li:share:6936451140859346944/				
Had a WWE superstar ask me questions about #crowdequity . I think this may be the first time I posted a video to LinkedIn Become an investor in @7GenGames for as little as $100 https://lnkd.in/g2Z82YVz Disclosure: http://bit.ly/38dFXeI	May 28	https://www.linkedin.com/posts/annmaria-de-mars-3549606_crowdequity-activity-6936256642984407040-U-B_?utm_source=linkedin_share&utm_medium=member_desktop_web				
Become a Community Round #Investor in 7 Generation Games for as little as $100! https://wefunder.com/7generationgames Disclosure: http://bit.ly/38dFXeI	May 29	https://www.linkedin.com/feed/update/urn:li:share:6936712773267525632/				
Be a part of our community round. Go here to learn more: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 29	https://www.linkedin.com/feed/update/urn:li:share:6936798454681581808/				

Become a Community Round #investor in 7 Generation Games for as little as $100! https://lnkd.in/drKEFrvM Disclosure: http://bit.ly/38dFXeI	May 29	https://www.linkedin.com/posts/7-generation-games_investors-activity-6936712774102171648-nLYk?utm_source=linkedin_share&utm_medium=member_desktop_web				
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 30	https://www.linkedin.com/feed/update/urn:li:share:6937070849749315584/				
Questions on #crowdequity asked by Ronda Rousey #UFC and #WWE superstar and answered by 7 Generation Games' president AnnMaria de Mars. Become an investor in 7 Generation Games for as little as $100! Learn more here: https://wefunder.com/7generationgames Disclosure: http://bit.ly/38dFXeI	May 30	https://www.linkedin.com/feed/update/urn:li:ugcPost:6937115425805586432/				
If you do a community round, do you end up with like 1,000 people on your cap table - and what does that mean for investor voting rights? http://ow.ly/ggU350J9TcP	May 30	https://www.linkedin.com/feed/update/urn:li:activity:6937221241686614016/				
Want to be an early-stage tech investor and support a great company - that great company being 7 Generation Games? Now you can as we've launched a community round, making it possible for anyone to invest for as little as $100: https://lnkd.in/d7fupAWj For context, the minimum investment in our previous investor round was $20K. Thanks to Wharton Impact Venture Associates - part of The Wharton School's Social Impact Initiative - for reaching out to ask us if we'd ever considering raising capital this way. At 7 Generation Games, we make educational video games and the tools to develop them. Our mission is to close the equity gap in education and make a difference for teachers, students, parents, curriculum developers and game developers. Our goal has always been to remove barriers to access. Barriers to access to educational technology. Barriers to access to culturally reflective curriculum. Barriers to access to careers in the tech industry. And now, with our community round, we are able to remove some of the barriers to access to investing in an early-stage tech company. For even more about 7 Generation Games, what we do, and why: https://lnkd.in/d-Vg62fu	May 31	https://www.linkedin.com/posts/mariaburnsortiz_invest-in-7-generation-games-making-it-possible-activity-6937438712771288090-v74M?utm_source=linkedin_share&utm_medium=member_desktop_web				
Invest in 7 Generation Games. Get all the details here: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 31	https://www.linkedin.com/feed/update/urn:li:share:6937523364689248256/				
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 1	https://www.linkedin.com/feed/update/urn:li:share:6937795702806716418/				
Take educational game development to the next level. Invest in 7 Generation Games. Visit our WeFunder page for details: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 1	https://www.linkedin.com/feed/update/urn:li:share:6937827821541036033/				

Be a part of our community round. Go here to learn more: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 1	https://www.linkedin.com/feed/update/urn:li:share:6937885769306894336/				
Become a Community Round #Investor in 7 Generation Games for as little as $100! https://wefunder.com/7generationgames Disclosure: http://bit.ly/38dFXeI	June 2	https://www.linkedin.com/feed/update/urn:li:share:6938202838745378817/				
Join our community round for 7 Generation Games. Get all the details here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 2	https://www.linkedin.com/feed/update/urn:li:share:6938309548810739456/				
Be a part of our round. Get all the details here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 3	https://www.linkedin.com/feed/update/urn:li:share:6938520503812788224/				
Be a part of our community round. Go here to learn more: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 3	https://www.linkedin.com/feed/update/urn:li:share:6938614049823698844/				
Make educational games better. Invest with 7 Generation Games. Learn more here: https://wefunder.com/7generationgames (Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure)	June 4	https://www.linkedin.com/feed/update/urn:li:share:6938827493026324480/				
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 4	https://www.linkedin.com/feed/update/urn:li:share:6938887834762477568/				
Download the 7 Generation Games "A Different Kind of Text-Book" Here! And if you like the family, our text-book or 7 Generation Games, be a part of our WeFunder Community Round! https://www.7generationgames.com/the-family-text-book-is-back/	June 6	https://www.linkedin.com/feed/update/urn:li:activity:6939607488233107457/				
Last week, we told you about how we launched a WeFunder campaign that allows anyone to become an investor in 7 Generation Games for $100 or less. Today, we wanted to tell you why. https://www.7generationgames.com/why-we-do-what-we-do-why-wed-love-to-have-you-join-us/	June 6	https://www.linkedin.com/feed/update/urn:li:activity:6939712658042758656/				
Be a part of 7 Generation Games. Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 6	https://www.linkedin.com/feed/update/urn:li:share:6939757981735477248/				
If you read our blog, follow our social media, backed us on Kickstarter or subscribe to our newsletter, you may know by now that we are doing a community round as part of 7 Generation Games current fundraising round. https://www.7generationgames.com/doing-a-community-round-but-what-will-investors-think/ If you want to invest in 7 Generation Games, you can join our WeFunder here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	June 7	https://www.linkedin.com/feed/update/urn:li:share:6940014921837330432/				
Become a Community Round #Investor in 7 Generation Games for as little as $100! https://wefunder.com/7generationgames Disclosure: http://bit.ly/38dFXeI	June 8	https://www.linkedin.com/feed/update/urn:li:share:6940332434584416256				

Invest in 7 Generation Games WeFunder community round, where you can become a tech investor for as little as $100 and help us as we work to make a difference: Watch the video here: https://youtu.be/oDaU9Mp3_A Learn more here: https://wefunder.com/7generationgames (Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure)	June 9	https://www.linkedin.com/feed/update/urn:li:share:6940739570963517441/				
Be a part of 7 Generation Games. Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 10	https://www.linkedin.com/feed/update/urn:li:share:6941207497592446976				
Diana shared 7 Generation Games post with the caption - I'm inviting you to join our community round. Learn more details here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	June 10	https://www.linkedin.com/posts/diana-sanchez-152454168_investor-activity-6941145639338602496-4ey7?utm_source=linkedin_share&utm_medium=member_desktop_web				
Be a part of 7 Generation Games. Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 13	https://www.linkedin.com/feed/update/urn:li:share:6942249379114164226				
Become a Community Round #investor in 7 Generation Games for as little as $100! https://wefunder.com/7generationgames Disclosure: http://bit.ly/38dFXeI	June 14	https://www.linkedin.com/feed/update/urn:li:share:6942551496131522560				
Did you know you can become an investor for as little as $100? Go here to learn more: https://wefunder.com/7generationgames Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 14	https://www.linkedin.com/feed/update/urn:li:share:6942657082005291008				
This is you chance to become an EdTech investor! On track to exceed $1M in revenue by 2023, up from $585K in 2021 and $200K in 2020. $1.1B US market ($3B global). CAGR 31%. Ed games dev tools market up 10x from 2018. You can invest as little as 100 USD here: https://wefunder.com/7generationgames (Disclosure: https://bit.ly/38dFXeI) #edtech #invest #investment	June 15	https://www.linkedin.com/feed/update/urn:li:activity:6942869053082349568				
Invest in 7 Generation Games. Get all the details here: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 16	https://www.linkedin.com/feed/update/urn:li:share:6943276273217478656				
Be a part of our round. Get all the details here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 17	https://www.linkedin.com/feed/update/urn:li:share:6943638663251513344				
This is you chance to become an EdTech investor! On track to exceed $1M in revenue by 2023, up from $585K in 2021 and $200K in 2020. $1.1B US market ($3B global). CAGR 31%. Ed games dev tools market up 10x from 2018. You can invest as little as 100 USD here: https://wefunder.com/7generationgames (Disclosure: https://bit.ly/38dFXeI) #edtech #invest #investment	June 20	https://www.linkedin.com/feed/update/urn:li:activity:6944831404668042688				
Be a part of our community round. Go here to learn more: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 21	https://www.linkedin.com/feed/update/urn:li:share:6945043343219245056				

Questions on #crowdequity asked by Ronda Rousey #UFC and #WWE superstar and answered by 7 Generation Games' president AnnMaria de Mars. Become an investor in 7 Generation Games for as little as $100! Learn more here: https://wefunder.com/7generationgames Disclosure: http://bit.ly/38dFXeI	June 21	https://www.linkedin.com/feed/update/urn:li:ugcPost:6945193675895834720				
If you read our blog, follow our social media, backed us on Kickstarter or subscribe to our newsletter, you may know by now that we are doing a community round as part of 7 Generation Games current fundraising round. https://www.7generationgames.com/doing-a-community-round-but-what-will-investors-think/ If you want to invest in 7 Generation Games, you can join our WeFunder here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	June 23	https://www.linkedin.com/feed/update/urn:li:share:6945813007276858392				
If you follow us on social media, subscribe to our newsletter or read our blog, you may have seen that we are currently in the middle of a community round with WeFunder. https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/	June 29	https://www.linkedin.com/feed/update/urn:li:share:6947938013498732544				
If you read our blog, follow our social media, backed us on Kickstarter or subscribe to our newsletter, you may know by now that we are doing a community round as part of 7 Generation Games current fundraising round. https://www.7generationgames.com/doing-a-community-round-but-what-will-investors-think/ If you want to invest in 7 Generation Games, you can join our WeFunder here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI	June 29	https://www.linkedin.com/feed/update/urn:li:share:6948047606426017792				
We are making a big push to get as many of our friends – whether we know you socially or social media-ly – to invest in our WeFunder before "Friends Invest First" ends on June 30. After that, our campaign becomes public. https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/	June 29	https://www.linkedin.com/feed/update/urn:li:share:6948097796176523264				
Diana shared the latest blog on media features and mentioned the wefunder	June 30	https://www.linkedin.com/posts/diana-sanchez-15245416b_weareplay-edweek-and-mor-good-news-cubed-activity-6948434825519263744-XtEP?utm_source=linkedin_share&utm_medium=member_desktop_web				
Getting as many investors as we can before the "Friends Invest First" phase ends is significant because the more people that invest before the public launch, the higher 7 Generation Games will appear in WeFunder's search results. https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/ #Investors #Invest #investing #EdTech #EdTechInvestor #TechInvestor #Gamification	June 30	https://www.linkedin.com/feed/update/urn:li:share:6948372139385188352				
Meet Our 4 Superstar Interns Leveling Up This Summer	July 25	https://www.7generationgames.com/meet-our-4-superstar-interns-leveling-up-this-summer/	Included Wefunder links within the body of the blog post			

Instagram Caption	Date	Link
Did you know you can become an investor for as little as $100? Get more info at https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 23	https://www.instagram.com/p/Cd6YS7auQtn/?utm_source=ig_web_copy_link
I've been talking about our community round and now it is here. Invest in 7 Generation Games for as little as $100 . Go here or click on the link in the bio to learn more https://wefunder.com/7generationgames Disclosure: https://lnkd.in/gDzhRAie	May 23	https://www.instagram.com/p/Cd6x_HKJ_yV/?utm_source=ig_web_copy_link
Make educational games better. #Invest in 7 Generation Games. Our WeFunder Page: https://wefunder.com/7generationgames Disclosure Link: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 24	https://www.instagram.com/p/Cd8e51Suv7r/
We are doing a community round! This is your chance to invest in 7 Generation Games We've Commercialized 20+ games to date using our 7 Gen Blocks technology! Selected for Google's Start on Android, Goldman Sachs 10,000 Small Businesses and Start-Up Chile!	May 25	https://www.instagram.com/p/Cd_LrLkMTFt/
Make educational games better. Invest in 7 Generation Games! Learn more here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	May 26	https://www.instagram.com/p/CeBoeCpMpG8/
Questions on #crowdequity asked by @rondarousey and answered by me . Become an investor in @7GenGames for as little as $100 https://wefunder.com/7generationgames... also link in bio Disclosure: http://bit.ly/38dFXeI	May 27th	https://www.instagram.com/tv/CeFf4-PDIdF1/?utm_source=ig_web_copy_link
Same as above. Accidentally posted twice	May 27th	https://www.instagram.com/tv/CeFf4-PDIdF1/?utm_source=ig_web_copy_link
Now it's possible for you to join us as an investor in 7 Generation Games get "Friends Invest First" access, which includes an opportunity to invest with early bird terms. Details here: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXeI #invest #EdTech #Crowdequity #Startupinvestor #startup	May 27th	https://www.instagram.com/p/CeEvpDLMdot/
Make educational games better. Invest in 7 Generation Games! Learn more here: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure #EdTech #ITinvestor #invest #communityround	June 2	https://www.instagram.com/p/CeUalk6Mx8m/
Be a part of 7 Generation Games. Go here to learn more: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 3	https://www.instagram.com/p/CeW-6z2Msrb/
Be a part of our community round. Go here to learn more: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 6	https://www.instagram.com/p/Cee0J9YMb91/
Join our community. Go here to learn how: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 7	https://www.instagram.com/p/CehY90WoIDK/
Did you know you can become an investor for as little as $100? Get more info at https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure	June 10	https://www.instagram.com/p/CennMXygfDF/
Invest in 7 Generation Games. Get all the details here: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure Or tap the link in our bio #edtech #edtechinvestment #edtechindustry	June 13	https://www.instagram.com/p/Cev8qdrKnGZ/?utm_source=ig_web_copy_link

At 7 Generation Games, our goal every day is to make a difference. That's our "why." The reason that we do what we do. We have seen the transformative power that education can have on individual lives, communities and future generations That's why we're working to create better, more effective and more engaging educational software. It's why we're working to empower organizations and communities to be able to tell their own stories though games. It's why we hope you will consider joining us as an investor in 7 Generation Games WeFunder community round, where you can become a tech investor for as little as $100 and help us as we work to make a difference: https://wefunder.com/7generationgames Disclosure: https://bit.ly/38dFXel or tap the link in our bio to access the links mentioned #edtech #Edtechinvest #Edtechinvestors #Edtechivesment #gamification #gameindustry #gaming #learning	June 13	https://www.instagram.com/tv/Cewc9EOKsRG/?utm_source=ig_web_copy_link
Take educational game development to the next level. Invest in 7 Generation Games. Tap the link in our bio or go here for details: https://wefunder.com/7generationgames. Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure #edtech #Edtechinvest #Edtechinvestors #Edtechivesment #gamification #gameindustry #gaming #learning	June 13	https://www.instagram.com/p/Cew4kZQIFPh/?utm_source=ig_web_copy_link
Join our community. Tap the link in our bio or go here to learn how: https://wefunder.com/7generationgames. Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure #EdTech #Investors #invest #investment	June 15	https://www.instagram.com/p/Ce1POQ7slSj/?utm_source=ig_web_copy_link
Getting as many investors as we can before the "Friends Invest First" phase ends is significant because the more people that invest before the public launch, the higher 7 Generation Games will appear in WeFunder's search results. Find out more in our blog! (link in bio) #invest #EdTech #Wefounder #gamification	June 29	https://www.instagram.com/p/CfZOWGis0U8/?utm_source=ig_web_copy_link

Instagram Message Template
Hey [Name], how are you doing? 7 Generation Games is sending you this message because we're reaching out to all the people that follow us on social media to thank you for all the support! To date, we have more than 120,000 users and developed +20 educational videogames and that's thanks to you! As a startup we have a long way to go and this time we're doing a community round. Not sure if you're familiar with the concept but basically it's a chance to invest in our company starting with as little as only $100. You can find more information here: https://wefunder.com/7generationgames; Disclosure: https://bit.ly/38dFXel or just tapping the link in our bio ☺ Would you be interested in investing in our company? We understand if you can't at the moment, but if you could please help us spread the word about it that would be great too! If you have any questions just let us know and we can answer any questions you may have. Thank you!

Date	Blog Post Title	Blog Post Link	
May 23, 2022	Become a Community Round Investor in 7 Generation Games	https://www.7generationgames.com/become-a-community-round-investor-in-7-generation-games/	
May 23, 2022	Would You Ever Consider Doing a Community Round?	https://www.7generationgames.com/would-you-ever-consider-doing-a-community-round/	
May 23, 2022	Top Community Round Questions I've Gotten From Regular Folks, Traditional Funders & Startup Founders	https://www.7generationgames.com/top-community-round-questions-ive-gotten-from-regular-folks-founders/	
May 27, 2022	Why We Do What We Do & Why We'd Love to Have You Join Us	https://www.7generationgames.com/why-we-do-what-we-do-why-wed-love-to-have-you-join-us/	
June 7, 2022	Doing a Community Round… But What Will Investors Think?	https://www.7generationgames.com/doing-a-community-round-but-what-will-investors-think/	
June 15, 2022	What is 7 Gen Blocks? A Platform to Make Educational Games	https://www.7generationgames.com/what-is-7-gen-blocks-a-platform-to-make-educational-games/	
June 21, 2022	Better Than Burgers: Investing in 7 Generation Games	https://www.7generationgames.com/better-than-burgers-investing-in-7-generation-games/	
June 28, 2022	Invest in our WeFunder Today! "Friends Invest First" Ends 6/30	https://www.7generationgames.com/invest-in-our-wefunder-today-friends-invest-first-ends-6-30/	
June 29, 2022	#WeArePlay, EdWeek and MPR: Good News Cubed	https://www.7generationgames.com/weareplay-edweek-and-mpr-good-news-cubed/	About our recent media but includes the wefunder ad.
July 4, 2022	Our WeFunder Campaign Has Publicly Launched!	https://www.7generationgames.com/our-wefunder-campaign-has-publicly-launched/	
July 20, 2022	Why Wefunder Investors Invested – The People	https://www.7generationgames.com/why-wefunder-investors-invested-the-people/	
July 26 2022	Why Wefunder Investors Invested – The Purpose	https://www.7generationgames.com/why-wefunder-investors-invested-the-purpose/	

Newsletter Date	Mailing List Sent To	Newsletter Link	Notes
May 23, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/become-a-community-round-investors-in-7-generation-games-7gg	
May 23, 2022	Educators List	https://mailchi.mp/7generationgames/become-a-community-round-investors-in-7-generation-games-educators	
May 23, 2022	Growing Math List	https://mailchi.mp/7747085d7171/become-a-community-round-investor-in-7-generation-games-gm	
May 27, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/why-we-do-what-we-do-why-wed-love-to-have-you-join-us	
June 2, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/lessons-i-learned-in-goldman-sachs-10ksb-program	
June 7, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/doing-a-community-round-but-what-will-investors-think	
June 17, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/what-is-7-gen-blocks-a-platform-to-make-educational-games	
June 21, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/the-family-text-book-is-back-7gg-list	About Family Text-Book but includes wefunder ad
June 23, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/better-than-burgers-investing-in-7-generation-games	
June 28, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/invest-in-our-wefunder-today-friends-invest-first-ends-6-30	
June 30, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/weareplay-edweek-and-npr-good-news-cubed	About our latest media features but includes wefunder ad
July 6, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/our-wefunder-campaign-has-publicly-launched-7gg	
July 6, 2022	Educators List	https://mailchi.mp/7generationgames/our-wefunder-campaign-has-publicly-launched-educators	
July 20, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/why-wefunder-investors-invested-the-people	
July 26, 2022	7 Generation Games List	https://mailchi.mp/7generationgames/why-wefunder-investors-invested-the-purpose	

Podcast/Media Name	**Date**	**Link**
Pressing the Limits podcast	5/23/22	https://pressingthelimits.libsyn.com/ep-41-dr-annmaria-de-mars-determination-to-prove-people-wrong
7 Generation Games Site	5/23/22	https://www.7generationgames.com/
LandLife Podcast	5/26/22	https://youtu.be/EKNYDlhrS3A
Coffee with Rhadi	6/2/22	https://open.spotify.com/episode/0tgi43vMiKA971zgV2n3td?si=mNBnNACDThKT7PZW4cy6hw
Human Entrepreneur Podcast	6/9/2022	https://humanitarian-entrepreneur.com/episode-23-annmaria-de-mars-7-generation-games-creating-customized-games-reflecting-a-communitys-heritage-and-forming-new-connections-for-the-future/
Alberto Crane Podcast	6/16/2022	https://humanitarian-entrepreneur.com/episode-23-annmaria-de-mars-7-generation-games-creating-customized-games-reflecting-a-communitys-heritage-and-forming-new-connections-for-the-future/
MPR News Article	6/28/2022	https://www.mprnews.org/story/2022/06/28/more-than-just-a-game-mpls-company-strives-to-make-culturally-accurate-online-learning-tools

Date	Kickstarter Campaign Update Posted To	Kickstarter Update Link
5/31/2022	Spirit Lake: The Game	https://www.kickstarter.com/projects/7generationgames/spirit-lake-the-game/posts/3520724
5/31/2022	Forgotten Trail: A Video Game That Makes You Smarter	https://www.kickstarter.com/projects/7generationgames/forgotten-trail-a-video-game-that-makes-you-smarte/posts/3520829
5/31/2022	AzTech Games: Better and Bilingual Math Adventure Games	https://www.kickstarter.com/projects/7generationgames/aztech-games-better-and-bilingual-math-adventure-g/posts/3520830
6/27/2022	Spirit Lake: The Game	https://www.kickstarter.com/projects/7generationgames/spirit-lake-the-game/posts/3543071
6/27/2022	Forgotten Trail: A Video Game That Makes You Smarter	https://www.kickstarter.com/projects/7generationgames/forgotten-trail-a-video-game-that-makes-you-smarte/posts/3543077
6/27/2022	AzTech Games: Better and Bilingual Math Adventure Games	https://www.kickstarter.com/projects/7generationgames/aztech-games-better-and-bilingual-math-adventure-g/posts/3543082

Date	YouTube Video Name	YouTube Link
5/23/2022	Why We Do What We Do at 7 Generation Games	https://youtu.be/oDaU9AAp3_A
5/30/2022	Ronda Rousey gets some answers on crowd equity (a.k.a. a community round)	https://youtu.be/_jJTMN1X4y8
6/5/22	Added comment here	https://youtu.be/oDaU9AAp3_A
6/12/22	Added comment here	https://youtu.be/EKNYDIhrS3A
6/16/22	Added comment here	https://youtu.be/dgGu4IEhLIE

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